Exhibit 99.1

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2012

March 27, 2013

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	1
NOTE TO UNITED STATES INVESTORS	2
CURRENCY AND EXCHANGE RATES	2
OTHER IMPORTANT INFORMATION	3
CORPORATE STRUCTURE	3
Incorporation and Registered Office	3
Intercorporate Relationships	4
DEVELOPMENT OF OUR BUSINESS	4
Strategy	4
Three Year History	4
DESCRIPTION OF OUR BUSINESS	7
General	7
Material Mineral Projects	8
Other Assets	14
Other Information	16
CORPORATE SOCIAL RESPONSIBILITY	18
RISK FACTORS	19
DESCRIPTION OF CAPITAL STRUCTURE	28
Common Shares	28
Preference Shares	29
Senior Unsecured Notes	29
Credit Ratings	30
DIVIDENDS	31
MARKET FOR SECURITIES	31
Price Range and Trading Volume	31
Prior Sales	32
DIRECTORS AND OFFICERS	32
Board of Directors	32
Executive Officers	34
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	35
Conflicts of Interest	36
AUDIT COMMITTEE DISCLOSURE	36
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
TRANSFER AGENT AND REGISTRAR	40
MATERIAL CONTRACTS	40
QUALIFIED PERSONS	40
INTERESTS OF EXPERTS	40
ADDITIONAL INFORMATION	41
SCHEDULE A GLOSSARY OF MINING TERMS	A1
SCHEDULE B MATERIAL MINERAL PROJECTS	B1
SCHEDULE C AUDIT COMMITTEE CHARTER	C1

FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this AIF, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this AIF is qualified by this cautionary statement.

Forward-looking information in this AIF includes, but is not limited to, continued production at our 777 and Lalor mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope and cost of, and development plans for, these projects, anticipated timing of our projects and events that may affect our projects, our expectation that we will receive the remaining US$250 million deposit under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                                          the success of mining, processing, exploration and development activities;

•                                          the accuracy of geological, mining and metallurgical estimates;

•                                          the costs of production;

•                                          the supply and demand for metals we produce;

•                                          the volatility of commodity prices;

•                                          the volatility in foreign exchange rates;

•                                          the supply and availability of concentrate for our processing facilities;

•                                          the supply and availability of reagents for our concentrators;

•                                          the availability of third party processing facilities for our concentrate;

•                                          the supply and availability of all forms of energy and fuels at reasonable prices;

•                                          the availability of transportation services at reasonable prices;

•                                          no significant unanticipated operational or technical difficulties;

•                                          the availability of financing for our exploration and development projects and activities;

•                                          the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                                          the timing and receipt of various regulatory and governmental approvals;

•                                          the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                                          maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•                                          no significant unanticipated challenges with stakeholders at our various projects;

•                                          no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                                          no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                                          the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                                          certain tax matters, including, but not limited to current tax laws and regulations; and

•                                          no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments, as well as the risks discussed under the heading “Risk Factors” in this AIF.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this AIF or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

NOTE TO UNITED STATES INVESTORS

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. For more information on the technical terms as they are used under NI 43-101, please see Schedule A “Glossary of Mining Terms”.

CURRENCY AND EXCHANGE RATES

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.  For Canadian dollars to United States dollars, the average exchange rate for 2012 and the closing exchange rate at December 31, 2012, as reported by the Bank of Canada, were one Canadian dollar per 1.000 and 1.005 United States dollars, respectively. On March 26, 2013 the Bank of Canada noon rate of exchange was C$1.00 = US$0.984.

OTHER IMPORTANT INFORMATION

Certain scientific and technical terms and abbreviations used in this AIF are defined in the “Glossary of Mining Terms” attached as Schedule A.

Unless the context suggests otherwise, references to “we”, “us”, “our” and similar terms, as well as references to “Hudbay” and “Company”, refer to HudBay Minerals Inc. and its direct and indirect subsidiaries.

CORPORATE STRUCTURE

Incorporation and Registered Office

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to 1 basis. On October 25, 2005, we were continued under the Canada Business Corporations Act (“CBCA”).  On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary, HMI Nickel Inc.

Our registered office is located at 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the Toronto Stock Exchange (“TSX”), New York Stock Exchange (“NYSE”) and Bolsa de Valores de Lima under the symbol “HBM”.

Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

(1)            HBMS owns our 777 and Lalor mines and our 70% owned Reed copper project and is a guarantor of our 9.50% senior unsecured notes.

(2)            Hudson Bay Exploration and Development Company Limited (“HBED”) holds our key exploration properties in Canada, acts as agent for HBMS and is a guarantor of our 9.50% senior unsecured notes.

(3)            HudBay Marketing & Sales Inc. markets and sells our copper concentrate and zinc metal produced in Manitoba and is a guarantor of our 9.50% senior unsecured notes.

(4)            HudBay Peru Inc. owns 99.98% of HudBay Peru S.A.C. (“Hudbay Peru”). The remaining 0.02% is owned by 6502873 Canada Inc., our wholly owned subsidiary.

(5)            Hudbay Peru owns the Constancia project.

(6)            HudBay (BVI) Inc. (“Hudbay BVI”) was incorporated for the sole purpose of entering into and fulfilling our obligations under the silver stream agreement in respect of the Constancia project.

DEVELOPMENT OF OUR BUSINESS

Strategy

Our strategy is to (i) optimize the value of our producing assets on an ongoing basis through increasing efficiency and safety and (ii) grow through the exploration, acquisition and development of, volcanogenic massive sulphide (“VMS”) and porphyry deposits with exploration upside in mining friendly jurisdictions in North and South America. As described below, we have been able to execute this strategy over the past three years by, among other things, acquiring the Constancia project, advancing our Lalor and Constancia projects to the construction stage of development, obtaining financing to facilitate the construction of our development projects, disposing of our interest in the Fenix project and other non-core assets and investing in junior exploration companies that have projects with the potential for development.

Three Year History

Issuance of 9.50% Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020. The notes were priced at 100% of their face value, and yielded proceeds of US$484 million net of directly attributable transaction costs. As the proceeds will be used to fund the development of our Constancia project, interest costs will be capitalized to project assets during the construction period of this project. The notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project. For additional information, refer below to the heading “Description of Capital Structure — Senior Unsecured Notes”.

Precious Metals Stream Transaction

On August 8, 2012, we entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) pursuant to a precious metals purchase agreement (the “777 Stream Agreement”) among Silver Wheaton, Hudbay and HBMS and a silver purchase agreement (the “Constancia Stream Agreement” and, together with the 777 Stream Agreement, the “Stream Agreements”) among Silver Wheaton (Caymans) Ltd. (“SW Caymans”), Hudbay and Hudbay BVI.

Pursuant to the Stream Agreements, we have agreed to receive aggregate upfront deposit payments of US$750 million against delivery of (i) 100% of payable gold and silver from our 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life, and (ii) 100% of payable silver from the Constancia project. The stream transaction does not include gold production from Constancia, precious metals production from our Lalor project or our land package in Peru outside of the Constancia and Pampacancha deposits or any other metals or minerals, including copper or zinc, from any of our properties.

At closing, we received an upfront deposit payment of US$500 million and will receive a further US$250 million in deposit payments in two equal installments once US$500 million and US$1.0 billion, respectively, in capital expenditures have been incurred at our Constancia project.

In addition to the upfront payments, for gold and silver delivered in accordance with the Stream Agreements, we will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years. For additional information, refer to the complete copies of the Stream Agreements that have been filed on SEDAR and EDGAR and our Material Change Report dated August 14, 2012, also filed on SEDAR and EDGAR.

Construction of Constancia Project

On August 8, 2012, our board of directors approved a US$1.5 billion investment to fund the development and construction of our Constancia project in Peru. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.

We acquired the Constancia project through our acquisition of all of the outstanding shares of Norsemont Mining Inc. (“Norsemont”) pursuant to a support agreement dated January 9, 2011 and an offer dated January 24, 2011 (as extended by a notice of extension dated March 1, 2011, the “Offer”). Pursuant to the Offer, and subsequent compulsory acquisition, we issued 22,475,704 Hudbay common shares and paid an aggregate of $130 million in cash to former Norsemont shareholders. For additional information, refer below to the heading “Description of our Business — Material Mineral Projects — Constancia Project”.

Closure of Trout Lake and Chisel North Mines

Our Trout Lake and Chisel North mines in northern Manitoba closed, as scheduled, at the end of the second and third quarters of 2012, respectively.

Reed Copper Project

On December 19, 2011, our board of directors approved the construction of the Reed copper project.  The capital construction budget for the Reed copper project is $72 million. The Reed copper project is currently under construction and is expected to commence production in late 2013.  Pursuant to our agreement with VMS Ventures Inc. (“VMS Ventures”), we have a 70% interest and VMS Ventures has a 30% interest in the project.  For additional information, refer below to the heading “Description of Our Business — Other Assets — Joint Ventures — Reed Copper Project”.

Dispositions of Fenix Project and Zochem

On September 9, 2011, we completed the sale of our interest in the Fenix ferro nickel project in Guatemala to the Solway Group (“Solway”) for cash consideration of US$140 million. In the fourth quarter of 2012, we received an additional $1 million from Solway to settle contingent consideration amounts that would have otherwise been receivable upon the satisfaction of certain conditions during the course of Solway’s development of the Fenix project and agreed with Solway to amend the terms of the indemnity to release us from all obligations except in respect of certain litigation matters. For additional information regarding these litigation matters, refer below to the heading “Legal Proceedings and Regulatory Actions”. We acquired the Fenix project in August 2008, through our acquisition of all of the issued and outstanding common shares of Skye Resources Inc.

On November 1, 2011, we sold our interest in Zochem Inc. to a third party for cash consideration of US$15 million. Zochem Inc. owns and operates a zinc oxide production facility in Brampton, Ontario.

Lalor Project

On August 4, 2010, our board of directors made a commitment to the development of our 100% owned Lalor project near Snow Lake, Manitoba by authorizing a $560 million investment to put the project into full production. Following our 2011 optimization study, our board of directors approved an incremental capital expenditure investment of $144 million to fund a new 4,500 tonne per day concentrator at Lalor instead of refurbishing the existing Snow Lake concentrator. Following the completion of basic engineering in the first quarter of 2013, estimated capital expenditures on the concentrator were increased by approximately $90 million for total estimated Lalor capital costs of $794 million. Scope changes and improved estimation from completion of basic engineering account for the $90 million increase. The scope changes include an increase in the grinding capacity by 20% to 5,400 tonnes per day to better match the potential production shaft capacity.

The new concentrator design also incorporates a longer construction schedule with concentrator start-up anticipated in late 2015. However, first ore production from the ventilation shaft commenced in August 2012 and first ore production from the main production shaft is still projected to be on schedule in late 2014, at which time it will be processed at our Snow Lake and Flin Flon mills and a portion stockpiled for the new concentrator upon its commissioning. Full production, use of the new concentrator and an increase to the capacity of the existing tailings facility are contingent upon receipt of required permits, which we believe to be forthcoming. For additional information, refer below to the heading “Description of our Business — Material Mineral Projects — Lalor Project”.

Investment in Augusta Resource Corporation

On August 27, 2010 we acquired 10,905,590 units of Augusta Resource Corporation (“Augusta”) at a subscription price of $2.75 per unit and an aggregate acquisition cost of approximately $30 million. Each unit consisted of one Augusta common share and one half of a common share purchase warrant. On March 18, 2011, we exercised all of our Augusta warrants at an exercise price of $3.90 per share. As at March 27, 2013, we owned approximately 15% of Augusta’s issued and outstanding common shares. Augusta’s primary asset is the Rosemont copper project in Arizona. The investment in Augusta is consistent with our strategy of investing in junior companies with near-development mineral projects.

777 North Expansion

On August 4, 2010, we announced a $20 million expansion to our 777 mine. The 777 North expansion involved driving a 2,500 metre ramp from surface to the 440 metre level below surface to access mineral resources in the north and east zones that are connected to the underground workings of our 777 mine. The expansion is expected to increase 777’s production capacity by approximately 8% and to provide an underground exploration platform to enable the evaluation of additional exploration opportunities near the 777 mine. For additional information, refer below to the heading “Description of our Business — Material Mineral Projects — 777 Mine”.

CEO Appointment

David Garofalo joined us as our President and Chief Executive Officer (“CEO”) on July 12, 2010. Mr. Garofalo was previously Senior Vice President, Finance and Chief Financial Officer and a director at Agnico-Eagle Mines Limited, where he had been employed since 1998. Between 1990 and 1998, Mr. Garofalo served as Treasurer and in various finance roles with another international mining company.

Closure of Copper Smelter and Refinery

On June 11, 2010, we closed our copper smelter in Flin Flon, which had been in operation for over 80 years. We closed our White Pine copper refinery soon thereafter and sold it in the second quarter of 2011.

DESCRIPTION OF OUR BUSINESS

General

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals.

We have three material mineral projects, all of which are 100% owned:

1.              777, an underground mine in Flin Flon, Manitoba, which has been producing since 2004;

2.              Lalor, a zinc, gold and copper project currently under construction near Snow Lake, Manitoba, which commenced initial ore production from the ventilation shaft in August 2012 and is expected to begin production from the main shaft in late 2014; and

3.              Constancia, a copper project in Peru, which is expected to commence initial production in late 2014 and begin full production in the second quarter of 2015.

We also own a 70% interest in the Reed copper project near Snow Lake, Manitoba, which is currently under construction and expected to commence production in late 2013, exploration properties in North and South America and minority equity investments in several junior exploration companies as part of our strategy to build a pipeline of projects with the potential for development.

In addition, we own and operate a portfolio of processing facilities in northern Manitoba which includes our primary Flin Flon ore concentrator that produces zinc and copper concentrates, our Snow Lake concentrator that produces zinc and copper concentrates and our Flin Flon zinc plant that produces high-grade zinc metal.

The following map shows where our material mineral projects and certain of our other assets are located.

Material Mineral Projects

777 Mine

Our 100% owned 777 mine is an underground copper, zinc, gold and silver mine located within the Flin Flon Greenstone Belt, immediately adjacent to our principal concentrator and zinc pressure leach plant in Flin Flon, Manitoba. Development of the 777 mine commenced in 1999 and commercial production began in 2004. The anticipated mine life is until 2020.

On August 4, 2010, we announced a $20 million expansion to our 777 mine. The 777 North expansion involved driving a 2,500 metre ramp from surface to the 440 metre level below surface to access mineral resources in the north and east zones that are connected to the underground workings of our 777 mine. The expansion is expected to increase 777’s production capacity by approximately 8% and to provide an underground exploration platform to enable the evaluation of additional exploration opportunities near the 777 mine. In 2012, approximately 30,000 tonnes of ore were produced from the 777 North ramp and full production from the 777 North expansion zones began in early 2013.

Ore produced at the 777 mine is transported to our Flin Flon concentrator for processing into copper and zinc concentrate. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers. For additional information, refer below to the headings “Description of our Business — Other Information — Processing Facilities” and “Description of our Business — Other Information — Products and Marketing”.

We have entered into a precious metals stream transaction with Silver Wheaton pursuant to which we received a US$455 million upfront deposit payment for a portion of the precious metals stream at our 777 mine (refer above to the heading “Development of our Business — Three Year History — Precious Metals Stream Transaction).

On November 6, 2012, we filed a NI 43-101 technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada”, dated effective October 15, 2012 (the “777 Technical Report”), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our 777 mine, including certain scientific and technical information from the 777 Technical Report, refer to Schedule B of this AIF.

Production

The following table sets forth our production forecast for the 777 Mine for 2013 (including the 777 North expansion), and actual production for the years ended December 31, 2012, 2011 and 2010.

	December 31
	Units	2013E	2012	2011	2010
Ore mined	tonnes	1,620,000	1,529,103	1,491,722	1,488,014
Copper grade in ore	%	2.18	2.32	3.18	2.86
Zinc grade in ore	%	4.41	4.16	3.71	4.01
Gold grade in ore	grams/tonne	1.94	2.18	2.37	2.09
Silver grade in ore	grams/tonne	30.89	25.77	26.78	25.89

Operating costs are expected to be similar to costs experienced in the past several years, as a result of ongoing productivity efforts. As in past years, costs in the first and fourth quarters are expected to be higher due to additional heating and other seasonal costs.

Mineral Reserves and Resources

We are in the process of having our estimates of the mineral reserves and resources at the 777 mine reviewed by Roscoe Postle Associates Inc., an independent expert. Commencing this year with the 777 mine, we intend to have our estimates of mineral reserves and resources at each of our material mineral projects reviewed by an independent expert once every three years.

The following tables set forth our estimates of the mineral reserves and resources at the 777 mine.

In-Mine Mineral Reserves — January 1, 2013(1)(2)(3)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
777 Mine
Proven	4,959,000	2.37	4.05	1.95	27.31
Probable	6,448,000	1.48	4.40	1.79	28.49
Total Mineral Reserve	11,407,000	1.87	4.25	1.86	27.98

Notes:

(1)            This table shows the estimated reserves at our 777 mine, including the 777 North expansion, in Manitoba.

(2)            The zinc price used for mineral reserve estimation was US$1.01 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,250.00 per ounce and the silver price was US$25.00 per ounce using an exchange of 1.05 C$/US$.

(3)            For additional details relating to the estimates of mineral reserves and resources at our 777 mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In-Mine Inferred Mineral Resources — September 30, 2012(1)(2)(3)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)

777 Mine	782,000	1.06	4.43	1.75	31.15

Notes:

(1)         This table shows our estimated inferred mineral resources at our 777 mine, including the 777 North expansion, in Manitoba.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of mineral reserves.

(2)         The zinc price used for mineral reserve estimation was US$1.01 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,250.00 per ounce and the silver price was US$25.00 per ounce using an exchange of 1.05 C$/US$.

(3)         For additional details relating to the estimates of mineral reserves and resources at our 777 mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lalor Project

On August 4, 2010, our board of directors made a commitment to the development of our 100% owned Lalor project near Snow Lake, Manitoba by authorizing a $560 million investment to put the project into full production. Following our 2011 optimization study, our board of directors approved an incremental capital expenditure investment of $144 million to fund a new 4,500 tonne per day concentrator at Lalor instead of refurbishing the existing Snow Lake concentrator. Following the completion of basic engineering in the first quarter of 2013, estimated capital expenditures on the concentrator were increased by approximately $90 million for total estimated Lalor capital costs of $794 million. Scope changes and improved estimation from completion of basic engineering account for the $90 million increase. The scope changes include an increase in the grinding capacity by 20% to 5,400 tonnes per day to better match the potential production shaft capacity.

The new concentrator design also incorporates a longer construction schedule with concentrator start-up anticipated in late 2015. However, first ore production from the ventilation shaft commenced in August 2012 and first ore production from the main production shaft is still projected to be on schedule in late 2014, at which time it will be processed at our Snow Lake and Flin Flon mills and a portion stockpiled for the new concentrator upon its commissioning.

The main production shaft has been sunk to approximately 596 metres as at March 15, 2013 and is 61% complete. Shaft sinking is expected to be completed in late 2013. Full production, use of the new concentrator and an increase to the capacity of the tailings facility are contingent upon receipt of required permits, which we believe to be forthcoming.

As of February 28, 2013, we have invested approximately $332 million of the revised $794 million capital construction budget for the Lalor project and have entered into an additional $87 million in commitments for the project. Capital expenditures at Lalor in 2013 are expected to total approximately $144 million.

We expect to submit the Environment Act Licence application for the new concentrator to the provincial government in the first half of 2013. The new design will incorporate a larger grinding circuit being fed from the surface stockpile. We will hoist uncrushed ore up the Lalor shaft to be crushed on surface and then conveyed to the surface stockpile. The stockpile will feed a SAG mill and ball mill combination that has design capacity at 5,400 tonnes per day.

In January and March of 2013, members of the Mathias Colomb Cree Nation (“MCCN”) staged two separate blockades that impeded access to our Lalor site for part of a business day. After the two blockades, we successfully applied to the Manitoba Court of Queen’s Bench for an interlocutory injunction to prevent any further blockades at our Manitoba operations. We felt we had a responsibility to seek this injunction as any actions that prohibit access to our sites and operations present an unsustainable safety risk to our employees, contractors and others. Notwithstanding the court process, we remain committed to continued consultation and cooperation with the MCCN to share environmental information and discuss employment, business and training opportunities. We also support the proposal for a provincial Mining Table in Manitoba that will draw together First Nations, government, and the mining industry with the objective of addressing concerns raised by First Nations.

On March 30, 2012, we filed a NI 43-101 technical report titled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 29, 2012 (the “Lalor Technical Report”), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Lalor project, including certain scientific and technical information from the Lalor Technical Report, refer to Schedule B of this AIF.

Production

The following table sets forth our production forecast from the ventilation shaft for 2013, and actual production from the ventilation shaft for the year ended December 31, 2012. Production from the 985 metre production shaft is anticipated to commence in late 2014.

		December 31
	Units	2013E	2012(1)
Ore mined	tonnes	418,000	72,293
Copper grade in ore	%	0.54	0.63
Zinc grade in ore	%	9.89	11.83
Gold grade in ore	grams/tonne	1.23	1.67
Silver grade in ore	grams/tonne	17.70	19.29

Notes:

(1)   Represents production via the ventilation shaft which commenced in August 2012.

Mineral Reserves and Resources

Lalor Mineral Reserves — January 1, 2013(1)(2)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Lalor — Base Metal
Proven	57,000	0.48	12.40	0.63	15.52
Probable	13,147,000	0.67	8.15	1.59	23.62
Lalor — Gold Zone
Proven	—
Probable	1,866,000	0.37	0.37	3.96	21.41
Total Mineral Reserve	15,070,000	0.64	7.20	1.88	23.32

Notes:

(2)            The zinc price used for mineral reserve estimation was US$1.01 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,250.00 per ounce and the silver price was US$25.00 per ounce using an exchange of 1.05 C$/US$.

(3)            For additional details relating to the estimates of mineral reserves at our Lalor project, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada” dated effective March 29, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lalor Inferred Mineral Resources — September 30, 2012(1)(2)(3)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Lalor — Base Metal
Inferred	3,191,000	0.62	8.83	1.24	23.07
Lalor — Gold Zone
Inferred	7,338,000	0.41	0.32	4.63	31.32
Lalor — Copper Gold Zone
Inferred	1,461,000	4.16	0.31	6.81	20.34
Total Inferred Mineral Resource	11,990,000	0.92	2.58	3.99	27.79

Notes:

(1)         Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of mineral reserves.

(2)        The zinc price used for mineral reserve estimation was US$1.01 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,250.00 per ounce and the silver price was US$25.00 per ounce using an exchange of 1.05 C$/US$.

(3)         For additional details relating to the estimates of mineral reserves at our Lalor project, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada” dated effective March 29, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Constancia Project

Constancia is our 100% owned copper project in Peru, which we acquired through our acquisition of Norsemont in 2011. It is located in the Province of Chumbivilcas in southern Peru and consists of the Constancia and Pampacancha deposits.

On August 8, 2012, our board of directors approved a US$1.5 billion investment to fund the development and construction of our Constancia project. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.

Of our US$1.5 billion capital construction budget, we have invested approximately US$409 million in the project to February 28, 2013 and have entered into an additional US$586 million in commitments as at that date.  Capital expenditures at Constancia are expected to total approximately $961 million in 2013. The project’s forecasted final costs remain on budget.

The project site has sustained a higher than normal amount of rainfall in the past several months, which has negatively impacted the tailings management facility’s scheduled progress. The resulting impact to the schedule will be better understood after actual productivity can be monitored beginning in April with the onset of the annual dry season. We believe that the impact on project schedule will be recoverable and our targets for initial production and full production remain unchanged.

Permitting and regulatory efforts remain on schedule with the approval and receipt of the mining permit in December 2012. This approval followed in the normal course the beneficiation concession that was awarded in June of 2012. The next major permit is the operating permit, which we expect to receive in the normal course upon commissioning of the mine which is scheduled for early 2015. We have also received approval for the early refund of value-added tax on purchases with retroactive effect to December 2012.

We have entered into a precious metals stream transaction with SW Caymans pursuant to which we will receive US$295 million in upfront deposit payments (of which US$45 million has been received to date) for 100% of the payable silver at Constancia (refer above to the heading “Development of our Business — Three Year History — Precious Metals Stream Transaction).

On November 6, 2012, we filed a technical report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru”, dated October 15, 2012 (the “Constancia Technical Report”), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Constancia project, including certain scientific and technical information from the Constancia Technical Report, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Constancia project as at August 8, 2012.(1)(2)

Constancia Mineral Reserves

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu Eq (3) (%)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

Notes:

(1)                     The above mineral reserves are based on a Peruvian Sole:US Dollar exchange rate of $2.85:1 and the following long term metals prices: Cu US$2.75/lb; Ag US$23.00/oz; Au US$1,150.00/oz; and Mo US$14.00/lb.

(2)                     For additional details relating to the estimates of mineral reserves and resources at the Constancia project, including data verification and quality assurance/quality control processes, refer to Schedule B of this AIF and our technical report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” dated effective October 15, 2012, a copy of which is available on SEDAR and EDGAR.

(3)                     Not accounting for recovery.

The following table sets forth our estimates of the mineral resources at the Constancia project as at August 8, 2012.(1)(2)

Constancia Mineral Resources(3)

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu Eq (5) (%)
Measured	119	0.23	62	2.3	0.038	0.31
Indicated	344	0.20	58	2.0	0.034	0.27
Total — Measured + Indicated	463	0.21	59	2.0	0.035	0.28
Inferred	219	0.19	49	1.8	0.032	0.25

Pampacancha Mineral Resources(4)

Inferred	4	0.41	103	6.2	0.207	0.67

Notes:

(1)         The above mineral resources are exclusive of mineral reserves.

(2)         For additional details relating to the estimates of mineral reserves and resources at the Constancia project, including data verification and quality assurance/quality control processes, refer to our technical report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” dated effective October 15, 2012, a copy of which is available on SEDAR and EDGAR.

(3)         The Constancia mineral resources are reported at a 0.12% copper cut-off and are based on the following assumptions: a copper price of US$2.88/lb, a molybdenum price of US$14.00/lb, copper recovery of 89%, molybdenum recovery of 60%, processing cost of US$ 5.50/t and mining cost of US$ 1.30/t.

(4)         The Pampacancha mineral resources are reported at a 0.20% copper cut-off and are based on a Peruvian Sole:US Dollar exchange rate of $2.85:1 and the following long term metals prices: Cu US$2.75/lb; Ag US$23.00/oz; Au US$1,150.00/oz; and Mo US$14.00/lb.

(5)         Not accounting for recovery.

Other Assets

Reed Copper Project

On July 5, 2010 we entered into a joint venture agreement with VMS Ventures respecting the Reed copper project, a copper-rich development property near Snow Lake, Manitoba. We have a 70% interest in the Reed copper project and VMS Ventures has a 30% interest. We have agreed to provide full financing for VMS Ventures’ proportionate share of the costs to develop the property, which will be repayable solely from VMS Ventures’ share of cash flow generated by the project. We have also entered into a second joint venture agreement with VMS Ventures in respect of our 70% interest in four exploration properties adjacent to the Reed property.

The Reed copper project is currently under construction and is expected to commence production in late 2013, with full production of approximately 1,300 tonnes of ore per day expected by the first quarter of 2014.  Of our $72 million capital construction budget, we have invested approximately $30 million on the project to February 28, 2013, and have entered into an additional $18 million in commitments for the project.  Capital expenditures at Reed are expected to total approximately $44 million in 2013.

After completing the first portal development round in October 2012, the underground ramp had advanced approximately 293 metres as at March 15, 2013. In December 2012, we submitted to the provincial government the Environment Act Licence application for Reed which, upon receipt, will allow for the commencement of full production.

Our estimates of mineral reserves and resources for the Reed copper project are set out below.

Reed Copper Project Probable Mineral Reserves — March 30, 2012(1)

Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
2,157,000	3.83	0.59	0.48	6.02

Notes:

(1)                     The copper price used for the mineral reserves estimation was US$2.95 per pound, the gold price was US$1,269.09 per ounce and the silver price was US$24.78 per ounce using an exchange rate of 1.034 C$/US$.

Reed Copper Project Inferred Mineral Resources — March 15, 2011(1)

Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
170,000	4.26	0.52	0.38	4.55

Notes:

(1)                                 Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of reserves and were estimated using the same metals prices as were used for the estimate of mineral reserves at the Reed copper project.

Exploration Properties

Our exploration properties are key to our strategy of pursuing organic growth. Over the past 86 years, we and our predecessors have brought into production 26 ore bodies on our lands. For 2013, our board of directors has approved total exploration expenditures of approximately $40 million, more than half of which is intended to be used for brownfield opportunities near our existing deposits in northern Canada and Peru.

We hold a land position of approximately 380,000 hectares in Manitoba and Saskatchewan, primarily in the highly prolific Flin Flon Greenstone Belt. Since much of this property is within 100 kilometres of our two ore concentrators in the region, and given that we have available capacity at our processing facilities from time to time, we are in a good position to economically exploit mineral deposits that a mining company without such proximate facilities may not be able to develop profitably due to higher costs of transportation and treatment charges. This, along with our 22,000 hectare land package in Peru, aligns well with our focus in 2013 on brownfield opportunities.

In addition, we intend to continue to explore greenfield opportunities in North and South America, including Chile and Colombia. In Colombia, we have signed several option agreements and plan to begin drilling on these properties in 2013, and in Chile we are looking for similar opportunities.

Our other exploration properties include our 51% interest in the Back Forty project in Michigan’s Upper Peninsula and our wholly owned Tom and Jason properties in the Yukon, both of which contain mineral resources. We are presently working with our joint venture partner, Aquila Resources Inc., to consider strategic alternatives for the Back Forty project and we continue to evaluate the Tom and Jason properties.

Processing Facilities

Concentrators

Our primary ore concentrator is located in Flin Flon, Manitoba. The concentrator, which is directly adjacent to our metallurgical zinc plant, produces zinc and copper concentrates from ore mined at our 777 mine. Its capacity is approximately 2.18 million tonnes of ore per year, and in 2012 approximately 1.87 million tonnes of ore were milled (which includes ore mined at our Trout Lake mine, which closed in June 2012, as scheduled). The concentrator can handle ore from more than one mine separately, and blending is done at the grinding stage. As a result, ore mined from our Lalor and Reed projects may be transported to the Flin Flon concentrator for processing. The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. In 2010 we completed a copper concentrate filtration plant and other facilities to allow for the overseas shipping of the copper concentrate we produce. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator.

Our concentrator in Snow Lake, Manitoba was re-started in late 2009 and a new copper recovery circuit was installed in the third quarter of 2012 to facilitate processing of early Lalor ore. The concentrator currently processes ore from Lalor (and, prior to our Chisel North mine’s planned closure in September 2012, it also processed ore from Chisel North) and produces zinc and copper concentrates. The zinc concentrate is shipped by truck for further processing at our zinc plant in Flin Flon. The concentrator, which has crushing, grinding, flotation, thickening, filtering and drying capabilities, has a design capacity of approximately 1.1 million tonnes of ore per year. Tailings generated by the Snow Lake concentrator are deposited in our Anderson Lake tailings facility, which we believe mitigates environmental impacts, as the tailings are deposited in a subaqueous manner, minimizing the potential for generation of acid rock drainage.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade zinc metal in three cast shapes from zinc concentrate. Our plant is one of three primary zinc producers in North America. We produced 100,697 tonnes of cast zinc in 2012. The capacity of the zinc plant is approximately 115,000 tonnes of cast zinc per year. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a modern electro-winning cell house, a casting plant and a zinc storage area with the ability to load trucks or rail cars. The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

Both domestic concentrate produced from our mines and concentrate purchased from third parties are processed at the zinc plant. Purchased concentrate accounted for approximately 31% of zinc metal produced at our zinc plant in 2012, although no new purchases of third party concentrate are anticipated in 2013. Domestic zinc concentrate production together with stockpiles of approximately 18,300 tonnes of concentrate are expected to support capacity utilization of approximately 88% in 2013. Upon the completion of the Lalor project, domestic zinc concentrate production is expected to more than fully utilize the available capacity of the zinc plant.

Strategic Investments

As at December 31, 2012, we held minority equity positions in 15 junior exploration companies, representing investments with a fair market value of approximately $71 million, as part of our strategy to populate a pipeline of projects with the potential for development following the construction of Lalor and Constancia. Our early stage opportunity pipeline consists of projects in Canada, the United States, Chile, Peru and Colombia and includes our investment in Augusta. We are continuing to evaluate new projects and potential investments to add to our portfolio and will seek to dispose of investments when the underlying projects are no longer consistent with our strategy.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2012 were $1,337 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

Other Information

Products and Marketing

Our principal products are copper concentrate and zinc. In 2012, we produced 164,017 tonnes of copper concentrate and 100,697 tonnes of cast zinc. In 2012 copper concentrate sales represented approximately 68% (2011 70%) and zinc metal sales represented approximately 31% (2011 18%) of our total gross consolidated revenue, respectively.

In 2012, we sold approximately 73% of our copper concentrate production to third party purchasers in North America and Europe on benchmark terms and in 2013 we expect to sell approximately the same percentage. We sell the remainder of our copper concentrate production pursuant to shorter-term contracts as opportunities arise.

We sell gold and silver produced from our 777 mine that is contained in our copper concentrate to Silver Wheaton pursuant to the terms of the 777 Stream Agreement. For additional information, refer to “Three Year History”.

We ship cast zinc metal produced at our Flin Flon zinc plant to third party customers in North America by rail and truck. Following the sale of our Zochem Inc. subsidiary in November 2011, we agreed to sell approximately 20% of our zinc production to Zochem Inc. for one year at market terms, and we continue to do so at present.

Commodity Markets

Over the course of 2012, prices for our key metals traded within a relatively narrow range when compared to the previous four years. However, average prices in 2012 generally were higher than average prices in 2011. For additional information refer to our market analysis of copper, zinc, gold and silver prices during this period on pages 21 and 22 of our management’s discussion and analysis for the year ended December 31, 2012, a copy of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Specialized Skill and Knowledge

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel in the geographic areas in which we operate with specialized skill and knowledge about the mining industry. For additional information, refer below to the heading “Risk Factors — Human Resources”.

Competitive Conditions

The mining industry is intensely competitive and we compete with many companies in the search for and the acquisition of attractive mineral properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. For additional information, refer below to the heading “Risk Factors — Competition”.

Economic Dependence

We do not have any contracts upon which our business is substantially dependent, as our principal products, copper concentrate and zinc, are widely traded commodities and we may enter into contracts for the sale of such products with a variety of potential purchasers.

Environmental Protection

Our activities are subject to environmental laws and regulations. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For additional information, refer below to the heading “Risk Factors — Governmental and Environmental Regulation”.

Our goal is to continually improve our environmental performance. We have established an environmental management program directed at environmental protection and compliance to achieve our goal and address these regulatory changes. For additional information, refer below to the heading “Corporate Social Responsibility”.

Employees

As at December 31, 2012, we had 65 employees at our Toronto head office, 55 employees at Hudbay Peru’s office in Lima, Peru and 76 employees at the Constancia site and elsewhere in Peru. In addition, we had 39 employees elsewhere in North and South America.

Our HBMS subsidiary had approximately 1,275 employees as at December 31, 2012, of whom approximately 964 were unionized. In 1998, we entered into a labour stability agreement in respect of our existing Flin Flon/Snow Lake collective bargaining agreements, whereby we agreed with the unions that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. This agreement is intended to ensure that there will be no strike or lockout through December 2014. In 2012, we negotiated new collective bargaining agreements with all our unionized employees, thereby avoiding the need to settle such agreements by way of binding arbitration.

HBMS maintains a profit sharing plan pursuant to which 10% of its after-tax profit (excluding provisions or recoveries for deferred income and mining tax) for any given year is distributed among eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Continuous Improvement

In early 2012, we began the process of formalizing our approach to continuous improvement in order to enhance our overall performance and contain costs. We refer to this approach as Continuous Improvement and Process Optimization or CIPO.  The key objectives of our CIPO program are to:

•                  establish a standard process to manage continuous improvement activities;

•                  establish targets and accountabilities related to continuous improvement projects;

•                  maintain our competitive edge, reduce our costs and enhance our growth potential; and

•                  enhance our company culture by incorporating continuous improvement into the normal course of business.

CIPO is not a project with a start and end date, but rather it is a structure that defines how projects are managed. Under the CIPO governance structure, Project Champions have been identified in each of the functional areas of our company. Their activities are overseen by a CIPO Steering Committee whose main focus is to ensure that CIPO projects are aligned with our overall strategy and objectives. The governance structure provides a formal means by which any employee can submit a continuous improvement idea and receive feedback as to its status. Typically, employees who suggest projects are involved in the implementation. As well, CIPO governance is structured to ensure that all ideas are captured, evaluated consistently, and prioritized — with the goal of maintaining a high value project pipeline and a sustainable program.

Since inception of the formal CIPO program, we have completed approximately 30 projects, which are expected, and in some cases have begun, to deliver financial as well as health and safety benefits. We currently have approximately 60 active CIPO projects underway as well as a robust pipeline of new ideas for the next generation of projects.

CORPORATE SOCIAL RESPONSIBILITY

At Hudbay, we commit to our stakeholders to work to create benefits and opportunities that contribute to their economic and social sustainability, and to protect our natural environment. As described below, we have adopted a number of voluntary codes and other external instruments that we consider particularly relevant to our business, including ISO 14001, OHSAS 18001 and our Human Rights Policy.

Health, Safety and Environmental Policies

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. All of our producing operations have management systems certified to Occupational Health and Safety Assessment Series 18001 and Environmental Management System Standard ISO 14001. In addition, the production and supply of our cast zinc products are registered to the ISO 9001 quality standard.

We believe that ongoing improvements in the safety of our workplace assists in maintaining healthy labour relations and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency. Our safety management systems include the Positive Attitude Safety System (“PASS”), which is in use at our Manitoba operations. The PASS system is based on facilitated discussions at all levels of the organization to increase each person’s involvement in recognizing and managing workplace risks. In 2012, our lost time accident frequency per 200,000 hours worked was 0.3, the same frequency as for 2011. We remain committed to continuously improving the safety of our workplace.

We have established an environmental management program directed at environmental protection and compliance. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.  We have a dedicated team which is charged with managing our environmental activities and our compliance with all applicable environmental standards and regulations. We did not have any material environmental non-compliances in 2012.

Human Rights Policy

In May 2011, we adopted a formal Human Rights Policy. The policy is intended to capture and clearly state our commitments to human rights. Key aspects include our commitment to:

•                  Ethical business practices — further articulated in our Code of Business Conduct and Ethics;

•                  Labour practices and labour relations — including fair labour practices at our workplaces and a commitment to the health and safety of our employees;

•                  Community participation — including community consultation, contributing to long-term and sustainable opportunities for communities, respecting communities’ legal rights, and participating in a common effort to promote respect for human rights as they relate to our business; and

•                  Security measures that respect human rights — including our adoption of the Voluntary Principles on Security and Human Rights, and the United Nations Code of Conduct for Law Enforcement Officials.

Sustainability Reporting

We publish an annual corporate social responsibility report that further presents and discusses our environmental, health and safety performance. This report is prepared pursuant to the Global Reporting Initiative G3 guidelines, which is the world’s most widely used sustainability framework. We also subscribe to the Mining Association of Canada’s “Toward Sustainable Mining” initiative, which was designed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under key performance elements, including tailings management, energy use and emissions, external outreach and crisis management planning. Our 2011 Corporate Social Responsibility Report is available on our website at www.hudbayminerals.com and our 2012 report is expected to be released in the second quarter of 2013.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that impact us and our business include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

Metals Prices and Foreign Exchange

Our profit or loss and financial condition depend upon the market prices of metals, which are cyclical and which can fluctuate widely with demand for our metals. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, rate of inflation, foreign exchange rates and investment demand for commodities. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. Prices are also affected by the overall supply of the metals we produce, which can be affected by the start-up of major new mines, production disruptions and closures of existing mines.

Future price declines may, depending on hedging practices, materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

In addition, since our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for copper, zinc and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar appreciates in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Also, once our Constancia project reaches production, a substantial part of our operating costs will be incurred in Peruvian new soles, and future appreciation of the new sole relative to the United States dollar could adversely impact our future profitability. Although we may use hedging strategies to limit exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Development of Key Projects

Our ability to develop our key mineral projects, including our Lalor and Constancia projects, is subject to many risks and uncertainties, including: our ability to upgrade estimates of mineral resources into mineral reserves; completion of feasibility studies; the ability to secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; developing and maintaining good relationships with communities, local government and other stakeholders and interested parties; political and social risk; and confirming the availability and suitability of appropriate local area infrastructure including, in respect of Constancia, the availability of access to a port for overseas shipment of concentrate.

We have negotiated life-of-mine community agreements with two communities directly affected by the Constancia project to secure required land rights for the project and efforts to relocate 36 families pursuant to one of the community agreements are underway. However, any inability to enforce these agreements, successfully relocate such families or maintain good relations with these and other nearby communities and other stakeholders could impair our ability to successfully develop or operate the project. At Lalor, we require permits under Manitoba’s The Environment Act and The Mines and Minerals Act in order to reach full production, expand the tailings facility and operate the concentrator that is planned at the site. While we believe that such permits will be forthcoming, it is possible that one or more of such permits may be delayed or not granted, which could prevent us from developing the Lalor project.

In addition, significant amounts of capital will be required to bring each of the Lalor and Constancia projects to production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. While we believe that we have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under the Notes), to the extent that capital costs are higher than currently forecast, metals prices decline materially from current levels or we have other unanticipated demands on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity such as additional streaming transactions, dispositions of our investments in junior mining companies or reductions in or suspensions of our semi-annual dividend. Given current economic circumstances and other factors, there can be no certainty that sufficient financing or other transactions will be available on acceptable terms. If such financing or transactions are not available, we may not be able to fund the development of one or both of the Constancia and Lalor projects.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; general cost escalation; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licenses or approvals; unforeseen natural events; and political, social and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of Constancia project infrastructure, and shortages of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our development projects will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Depletion of Reserves

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of the mine. As a result, our ability to maintain our current production or increase our annual production of base and precious metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines. Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into operating mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; political and social stability; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur significant expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Political and Social Risks

The implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us.

There can be no assurance that industries which are deemed to be of national or strategic importance in countries in which we have operations or assets will not be nationalized. There also can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by a government authority or other body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights. In addition, in situations where we possess surface rights, our land may be illegally occupied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities.

Notwithstanding the expressed intention of the current national government in Peru to support mining as a driver for the continued growth and future development of the country, other mining projects—like the Conga project in northern Peru and projects in the Cusco region in southern Peru—have been the target of initiatives that have delayed and disrupted project development and operations. Such initiatives, as well as political or social unrest or instability, could adversely affect our ability to develop and operate the Constancia project. Such adverse effects could result from positions or actions that may be taken by the national government or at the regional, community or local levels including encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our project (including the environmental or social impacts of our project), impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. During the last several years, certain mining projects in Peru have been the target of political and community protests. By way of example, in late 2011, construction activities at the Conga project in northern Peru were suspended at the request of the central government following increasing protests by anti-mining activists led by the regional president. While there have been some initiatives in respect of the Constancia project, including an attempt to restrict access by workers, those initiatives have been limited and have not significantly disrupted the project’s development. There is the risk that more significant opposition may be mounted that may affect our ability to develop and operate the Constancia project.

Aboriginal Rights and Title

Governments in many jurisdictions, including Canada, must consult with aboriginal peoples with respect to grants of mineral rights and the issuance of or amendment to project authorizations. Consultation regarding rights or claimed rights of aboriginal people may require accommodations, including undertakings with respect to employment and other matters. This may affect our ability to acquire within a reasonable time frame, or on acceptable terms, effective mineral titles and permits in these jurisdictions, and may affect the timetable and costs of development of mineral properties in these jurisdictions. In addition, even in situations in which the government has satisfied its duty to consult with affected aboriginal peoples and we have complied with our related obligations, if any, such aboriginal peoples may occupy the mineral properties in question, block access to such properties or engage in other activities that impair our ability to develop our mineral properties and continue to conduct our operations. Claimed rights of aboriginal peoples, including the MCCN, may affect our ability to develop our Lalor and Reed projects and other mineral properties or may materially delay the development of such properties. For example, in January and March of 2013, members of the MCCN staged two separate blockades that impeded access to our Lalor site for part of a business day. After the two blockades, we successfully applied to the Manitoba Court of Queen’s Bench for an interlocutory injunction to prevent any further blockades at our Manitoba operations.

Community Relations

Our relationships and reputation, particularly with the communities in which we operate, are critical to the future success of our existing operations and the construction and development of our projects, including the Constancia project in Peru and the Lalor project in Manitoba. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests in Peru or in Canada, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding the Constancia project and the First Nations communities surrounding the Lalor and Reed projects, and other stakeholders. For example, while we have entered into life-of-mine agreements with two local communities directly affected by the Constancia project, there can be no assurance that disputes will not arise with other communities in the area or with the communities with whom we have reached the life-of-mine agreements. There is a risk that relations with local communities may be strained by real or perceived detrimental effects associated with our activities or those of other mining companies and that those strains may impact our ability to enforce these agreements or obtain necessary permits and approvals to develop and operate the Constancia project. While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts, in this respect, will mitigate this potential risk.

Mining and Processing

Mining operations, including exploration, development and production of mineral deposits, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the mining industry including: adverse environmental conditions; industrial and environmental accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to weather conditions. These risks could result in significant damage, including destruction of mines, equipment and other operations, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. In addition, although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss.

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials.

Production of zinc concentrate from our mines has not been sufficient to operate our zinc plant at full capacity, which has had an impact on our profitability. Any inability to provide adequate feed to our processing facilities could adversely impact our profitability or impair the viability of our processing facilities.

Governmental and Environmental Regulation

Our activities are subject to various laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances, protection of the environment and other matters. Environmental regulation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. We could be held responsible for investigative-cleanup cost relating to presently unknown contamination on our properties. We may also acquire properties with environmental risks. Any investigative and remediation costs for known or unknown contamination, or for future releases of hazardous or toxic substances at our properties or related to our activities, could be material.

Although we believe that our activities are currently carried out in material compliance with applicable laws and regulations, no assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be amended or applied in a manner that could have a material adverse effect on our business, financial condition and results of operations. Any failure to comply with such laws and regulations may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage relating to mining activities, and we may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Approvals and Permits

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future, including in respect of our key development projects. The success of our efforts to obtain and maintain permits is contingent upon many variables outside of our control. Obtaining and complying with governmental permits may increase costs and cause delays. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Human Resources

The success of our operations and development projects depend in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate. Our development plans for our Lalor project in Snow Lake, Manitoba and our Constancia project in southern Peru, in particular, depend in part on our ability to attract new skilled personnel to work for us in these geographic areas.

We also are dependent on a number of key management and operating personnel, and our success will depend in large part on the efforts of these individuals and our ability to retain them. We do not have any key person insurance on any of these individuals.

There can be no assurance that our business will not suffer from a work stoppage at any location where we operate and there can be no assurance that we will be able to successfully negotiate new collective agreements with our employees at our Flin Flon and Snow Lake operations before the existing agreements expire in December 2014. From time to time we may temporarily suspend or close certain of our operations and we may incur significant labour and severance costs as a result of a suspension or closure. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

Energy Prices and Availability

Our mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy we rely on may increase significantly from current levels and any such significant increase could have an adverse effect on our profitability.

Access to Capital

There is no assurance that sufficient funding or financing will be available to us on acceptable terms, or at all, for further exploration or development of our properties or to fulfill our outstanding obligations. Global financial conditions have been subject to increased volatility and turmoil in recent years. This may affect our ability to obtain equity or debt financing on acceptable terms, or at all, in the future. Failure to obtain such additional funding or financing could result in the delay or indefinite postponement of the exploration and development of our properties, including Lalor and Constancia.

Senior Unsecured Notes

Our ability to make scheduled payments on or refinance our debt obligations, including the Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The indenture governing the Notes restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our other debt agreements, if any, and our other creditors could foreclose against the collateral securing our obligations and we could be forced into bankruptcy or liquidation.

In addition, the indenture governing the Notes contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•                  incur additional indebtedness;

•                  pay dividends or make other distributions or repurchase or redeem capital stock;

•                  prepay, redeem or repurchase certain debt;

•                  make loans and investments;

•                  sell assets;

•                  incur liens;

•                  enter into transactions with affiliates;

•                  alter the businesses we conduct;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•                  consolidate, amalgamate, merge or sell all or substantially all of our assets.

A breach of the covenants under the Note indenture or our other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our Notes or our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. These restrictions may affect our ability to grow in accordance with our strategy. As a result of these restrictions, we may be:

•                  limited in how we conduct our business;

•                  unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•                  unable to compete effectively or to take advantage of new business opportunities.

Transportation and Infrastructure

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In late 2010 and early 2011, we had difficulty securing sufficient rail cars to ship our copper concentrate production and excess inventory. In addition, the Constancia project will require transportation improvements and access, which will require the cooperation of local government and other third parties, including the port authority. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation and other infrastructure, or disruption of these services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs, relative to those of our competitors, could make our operations less competitive and could adversely affect our profitability.

Title to Mineral Properties

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

Competition

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves for attractive, high quality mining assets. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Mineral Resource and Reserve Estimates

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Estimates of mineral reserves and mineral resources, and future cash flows necessarily depend upon a number of variable factors and assumptions, including, among other things, ability to achieve anticipated tonnages and grade, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, and any estimates of future cash flows may vary substantially from our actual results.

Reclamation and Mine Closure Costs

The ultimate timing of, and costs for, future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure, in whole or in part, future reclamation and restoration obligations in such jurisdictions. Changes to the amounts required, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites.

Post-Retirement Obligations

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans. Our liabilities under defined benefit pension plans are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material. We also have substantial commitments for post-retirement health and other benefits for which no specific funding arrangements are in place.

Anti-Bribery Legislation

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. We are also subject to Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), which prohibits corporations and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage.

Our international activities, including our Constancia project and exploration activities elsewhere in South America, create the risk of unauthorized payments or offers of payments by our employees, consultants or agents. While we have implemented safeguards to prevent these practices, our existing safeguards and any future improvements to such safeguards may not be completely effective, and our employees, consultants or agents may engage in conduct for which we might be held responsible. Any failure to comply with the FCPA, the CFPOA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on us and our share price.

Credit Risk

We mitigate credit risk relating to customers of our copper, zinc and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on trade receivables. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Insurance

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us on acceptable terms. Losses from uninsured events may cause us to incur significant costs.

Dividend Payments

The Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make subsequent dividend payments at current levels will be subject to our ability to generate sufficient shareholders’ equity or to maintain a ratio of consolidated debt to EBITDA of 2.5 to 1 or less. It is doubtful that we will be able to comply with these covenants before our new mines achieve commercial production and generate additional cash flow and earnings; however, we are exploring alternatives that may provide us an opportunity to maintain dividends similar to those recently declared. At all times, the declaration of dividends is subject to the Board of Directors’ discretion.

Market Price of Common Shares

Our share price may be significantly affected by short-term changes in commodity prices or in our financial condition or results of operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include a lessening in trading volume and general market interest in our securities and the size of our public float. As a result of any of these factors, the market price of our common shares, at any given point in time, may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities and issuers listed on U.S. stock exchanges (as we are), in particular, have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation.

“Passive foreign investment company” under the U.S. Internal Revenue Code

We do not believe we are a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (“PFIC”) for the current taxable year. If we derive 75% or more of our gross income from certain types of ‘‘passive’’ income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our ‘‘passive assets’’ (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in us). Several ‘‘look-through’’ rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation’s income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that we will or will not be considered a PFIC for any taxable year.

If we are classified as a PFIC during any portion of a U.S. taxpayer’s holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules.  In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. taxpayer’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.  If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to us.  We have no obligation to determine whether we are a PFIC and may not make any such determination.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of common shares, of which there were 172,028,376 common shares issued and outstanding as of March 26, 2013.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of the date of this AIF.

Preference shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares.  Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs.  Preference shares may be convertible into common shares at such rate and upon such basis as the directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020 pursuant to a private placement offering.  Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. The Notes were priced at 100% of their face value, and yielded proceeds of US$484 million net of directly attributable transaction costs. Approximately 99.5% of the Notes were subsequently exchanged for an equal aggregate principal amount of substantially identical new notes registered under the United States Securities Act of 1933, as amended (such new notes are also referred to herein as the “Notes”).

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. In addition, our ability to make restricted payments, including dividend payments, is subject to our compliance with certain covenants which require either the generation of sufficient net earnings or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, the maintenance of a ratio of consolidated debt to earnings before interest, tax, depreciation and amortization of 2.50 to 1.00 or less.

At any time prior to October 1, 2016, we may redeem the Notes, in whole but not in part, at a redemption price equal to 100.000% of the aggregate principal amount of the Notes plus an amount equal to the greater of (i) 1% of the principal amount of the Notes to be redeemed and (ii) the excess, if any, of (a) the present value as of the date of redemption of the October 1, 2016 redemption price of the Notes (as described below) plus required interest payments through October 1, 2016 over (b) the then outstanding principal amount of such Notes, plus, in either case, accrued and unpaid interest.

On or after October 1, 2016, we may redeem the Notes, at our option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2016	104.750%
2017	102.375%
2018 and thereafter	100.000%

In addition, we may redeem up to 35% of the Notes prior to October 1, 2015 with the net cash proceeds from certain equity offerings at a redemption price equal to 109.500% of the aggregate principal amount thereof, plus accrued and unpaid interest.

Credit Ratings

The following table sets out the credit ratings we received from Standard and Poor’s Ratings Services (“S&P”) and Moody’s Investors Services (“Moody’s”) on September 6, 2012 in connection with the offering of the Notes.

Credit Rating Organization
	S&P	Moody’s
Corporate Credit Rating	B	B2
9.50% Senior Unsecured Notes	B3	B3

S&P has assigned its ‘B’ issue-level rating, and ‘3’ recovery rating, to the Notes and has maintained its ‘B’ long-term corporate credit rating on us, with a stable outlook. S&P’s credit ratings are on a rating scale that ranges from AAA (highest quality) to D (lowest quality). The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, an obligor rated ‘B’ currently has the capacity to meet its financial commitments, but adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments. A ‘B’ rating is the sixth highest of ten categories in S&P’s rating system.

S&P’s issue credit ratings are based, in varying degrees, on its analysis of the following considerations: (i) likelihood of payment; (ii) nature of and provisions of the obligation; and (iii) protection afforded by, and relative position of, the obligation in the event of bankruptcy. S&P’s recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the issuer credit rating or any other rating, and provides a specific opinion about the expected recovery. A ‘3’ recovery rating indicates S&P’s expectations of meaningful (50%-70%) recovery in the event of default.

S&P’s issuer credit rating is a forward-looking opinion about an obligor’s overall creditworthiness in order to pay its financial obligations. This opinion focuses on the obligor’s capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation.

Moody’s has assigned us a ‘B2’ corporate family rating, a ‘B2’ probability of default rating and a SGL-3 speculative grade liquidity rating; it has assigned the Notes a ‘B3’ rating. Moody’s ratings outlook is stable.

Moody’s credit ratings are on a rating scale that ranges from Aaa (highest quality) to C (lowest quality). Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody’s speculative grade liquidity ratings are on a rating scale that ranges from SGL-1 (best liquidity) to SGL-4 (weakest liquidity).

According to Moody’s credit rating system, obligations rated ‘B’ are considered speculative and are subject to high credit risk. A ‘B’ rating is the sixth highest of nine categories in Moody’s rating system.

According to Moody’s speculative grade liquidity rating system, an issuer with an ‘SGL-3’ rating possesses adequate liquidity and is expected to rely on external sources of committed financing.

Moody’s corporate family ratings are long-term ratings that reflect the likelihood of a default on a corporate family’s contractually promised payments and the expected financial loss suffered in the event of default. A corporate family rating is assigned to a corporate family as if it had and a single class of debt and a single consolidated legal entity structure. A probability of default rating is a corporate family-level opinion of the relative likelihood that any entity within a corporate family will default on one or more of its long-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody’s speculative grade liquidity ratings are opinions of an issuer’s relative ability to generate cash from internal resources and the availability of external sources of committed financing, in relation to its cash obligations over the coming 12 months.

The credit ratings and stability ratings we received from S&P and Moody’s are not a recommendation to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by either such credit rating organization. S&P and Moody’s each charged us a fee in respect of the credit ratings service they provided.

DIVIDENDS

We paid an inaugural semi-annual dividend of $0.10 per common share on September 30, 2010 and have continued to pay a semi-annual dividend of $0.10 per common share in March and September of each year. On February 20, 2013, our board of directors approved the payment of a dividend of $0.10 per common share payable on March 28, 2013 to shareholders of record on March 18, 2013.

The Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make subsequent dividend payments at current levels will be subject to our ability to generate sufficient shareholders’ equity or to maintain a ratio of consolidated debt to EBITDA of 2.5 to 1 or less. It is doubtful that we will be able to comply with these covenants before our new mines achieve commercial production and generate additional cash flow and earnings; however, we are exploring alternatives that may provide us an opportunity to maintain dividends similar to those recently declared. At all times, the declaration of dividends is subject to the Board of Directors’ discretion.

MARKET FOR SECURITIES

Price Range and Trading Volume

Our common shares are listed on the TSX and the NYSE under the symbol “HBM”. The volume of trading and the high and low trading price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

	Trading of Common Shares on TSX			Trading of Common Shares on NYSE
Period	High	Low	Volume	High	Low	Volume
	($)	($)	(common shares)	(US$)	(US$)	(common shares)
2012
January	12.34	10.02	11,451,708	12.32	9.77	574,857

February	12.47	11.61	7,476,237	12.48	11.60	503,501

March	12.43	10.75	18,577,154	12.54	10.75	1,095,364

April	11.18	10.14	13,452,387	11.29	10.21	429,385

May	10.65	7.53	13,847,056	10.83	7.31	989,494

June	8.28	7.36	10,337,507	8.15	7.11	563,697

July	8.76	7.51	17,948,198	8.64	7.41	421,975

August	9.56	8.07	8,289,373	9.63	8.09	806,581

September	10.34	8.34	12,664,336	10.66	8.44	1,102,987

October	9.78	8.97	11,782,509	10.00	9.08	449,790

November	10.03	8.86	7,505,748	10.10	8.77	342,140

December	10.91	9.53	16,359,535	11.07	9.61	750,858

On March 26, 2013, the closing prices of our common shares on the TSX and NYSE were $9.65 and US$9.49 per share, respectively.

Prior Sales

On September 13, 2012 we issued US$500 million aggregate principal amount of the Notes pursuant to a private placement offering.  A description of the Notes can be found under the heading “Description of Capital Structure” in this Annual Information Form.

DIRECTORS AND OFFICERS

Board of Directors(1)
Roque Benavides Lima, Peru	Director since: June 14, 2012 Committee memberships: • Technical Committee	Mr. Benavides has been Compañía de Minas Buenaventura’s Chairman and CEO since 2011 and, prior to that, served as the company’s Chief Financial Officer for more than 15 years.

David Garofalo Richmond Hill, Ontario, Canada	Director since: August 4, 2010

Mr. Garofalo has been Hudbay’s President and Chief Executive Officer since July 2010. Previously, he served as Senior Vice President, Finance and Chief Financial Officer and a director with Agnico-Eagle Mines Limited.

Tom A. Goodman Denare Beach, Saskatchewan, Canada	Director since: June 14, 2012 Committee memberships: • EHSS Committee (Chair) • Technical Committee

Mr. Goodman worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including his last two years as Senior Vice President and Chief Operating Officer. He retired as an executive officer effective June 1, 2012.

Board of Directors(1)
Alan R. Hibben Toronto, Ontario, Canada	Director since: March 23, 2009 Committee memberships: • Audit Committee (Interim Chair) • EHSS Committee • Compensation Committee

Mr. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was head of strategy and development at RBC Financial Group from January 2005 to June 2007 and a principal with Shakerhill Partners Ltd. from July 2007 to January 2009. From January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

W. Warren Holmes Stratford, Ontario, Canada	Director since: March 23, 2009 Committee memberships: • Compensation Committee (Chair) • EHSS Committee • Technical Committee

From November 2009 to July 2010, Mr. Holmes served as our Executive Vice Chairman and from January 2010 to July 2010 served as our Interim Chief Executive Officer. He is a corporate director, including roles as Lead Director of Foraco International SA and Executive Vice Chairman of Atlanta Gold Inc.

John. L. Knowles Winnipeg, Manitoba, Canada	Director since: March 23, 2009 Committee memberships: • Audit Committee • Corporate Governance and Nominating Committee	Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, and is also a corporate director.

Alan J. Lenczner Toronto, Ontario, Canada	Director since: March 23, 2009 Committee memberships: • Audit Committee • Corporate Governance and Nominating Committee

Mr. Lenczner has been a commercial litigator for over 40 years. He is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He is also a Commissioner of the Ontario Securities Commission.

Kenneth G. Stowe Oakville, Ontario, Canada	Director since: June 24, 2010 Committee memberships: • Technical Committee (Chair) • EHSS Committee • Compensation Committee	Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He is currently a corporate director.

G. Wesley Voorheis Toronto, Ontario, Canada	Director since: March 23, 2009 Committee memberships: • Corporate Governance and Nominating Committee (Chair)

Mr. Voorheis is Chairman of Hudbay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders, including private equity and hedge funds..

Notes:

(1)                                 On Thursday, March 14, 2013, our esteemed board member J. Bruce Barraclough passed away. He was a member of our board of directors since April 2009 and was also the Chair of the Audit Committee in addition to serving on two other committees.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company. Our executive officers as at the date of this AIF are listed below.

Executive Officers
David Garofalo Richmond Hill, Ontario, Canada Position with Hudbay: President and Chief Executive Officer	For biographical information for Mr. Garofalo, refer above to the heading “Board of Directors”.

David S. Bryson Toronto, Ontario, Canada Position with Hudbay: Senior Vice President and Chief Financial Officer

Mr. Bryson has been with Hudbay since August 2008. Prior to being appointed to his current role in February 2009, he was Vice President, Finance and Chief Financial Officer. Mr. Bryson held senior finance positions with Skye Resources Inc. from March 2007 to August 2008 and prior to that worked for Terasen Inc., a Vancouver-based energy infrastructure firm, in various roles for 16 years.

Ken Gillis Toronto, Ontario, Canada Position with Hudbay: Senior Vice President, Corporate Development

Mr. Gillis joined Hudbay in August 2010, prior to which he served as Executive Director of Macquarie Canada’s North American Mining Investment Banking practice.  Mr. Gillis has a 20 year history of corporate development and related activities in mining, both with mining companies and financial and investment firms.

Alan T.C. Hair Toronto, Ontario, Canada Position with Hudbay: Senior Vice President and Chief Operating Officer

Mr. Hair has been with Hudbay and its affiliates since 1996 and has held a number of senior operational and business development positions. Prior to being appointed to his current role in June 2012, he was Senior Vice President, Business Development and Technical Services. From October 2008 to August 2010 he was Senior Vice President, Development and from December 2004 to October 2008 he was Vice President, Metallurgy and Safety, Health and Environment. Before joining Hudbay, Mr. Hair worked in European base metals and African platinum group operations.

David Clarry Toronto, Ontario, Canada Position with Hudbay: Vice President, Corporate Social Responsibility

Mr. Clarry joined Hudbay in February 2011.  From June 2009 to January 2011 he worked through his own firm, Innotain Inc., providing consulting services to the mining and energy industries. Prior to that he spent 18 years with Hatch Ltd., an international engineering and consulting firm, ultimately as Director — Climate Change Initiatives.

Patrick Donnelly Oakville, Ontario, Canada Position with Hudbay: Vice President, Legal and Corporate Secretary

Mr. Donnelly joined Hudbay in 2008 and was appointed to his current role in December 2011. Prior to joining Hudbay, he practiced corporate and securities law at Osler, Hoskin & Harcourt LLP from 2002 to 2007. He also spent over a year in the legal department of TDL Group Corp.

Brad W. Lantz Flin Flon, Manitoba, Canada Position with Hudbay: Vice President, Manitoba Business Unit

Mr. Lantz has been Vice President, Manitoba Business Unit since September, 2011. From 2007 to September 2011 he was Vice President, Mining and from 2003 to July 2007 he was Mine Manager of the 777 mine. He has also held positions of progressively greater responsibility, at our Ruttan, Trout Lake and Callinan mines.

Cashel Meagher Lima, Peru Position with Hudbay: Vice President, South America Business Unit

Mr. Meagher joined Hudbay in 2008 and was appointed to his current role in September 2011. Prior to joining Hudbay, Mr. Meagher held management positions with Vale Inco in exploration, technical services, business analysis and mine operations.

Executive Officers
Patrick Merrin Toronto, Ontario, Canada Position with Hudbay: Vice President, Business Development and Technical Services

Mr. Merrin rejoined Hudbay in July 2012 as Vice President, Business Development and Technical Services. Over the past five years, he gained experience in a variety of mining and metals environments, including as Chief Operating Officer of Adex Mining from September 2011 to July 2012, owner of PJM Consulting, a consulting firm for the mining industry, from December 2010 to September 2011, and Managing Director of Lucas Milhaupt Europe from July 2007 to July 2010.

Hernán Soza Toronto, Ontario, Canada Position with Hudbay: Vice President, Exploration

Mr. Soza joined Hudbay in early 2011 as Director, South American Exploration and was appointed to his current role in September 2011. He brings more than forty years of mining and mineral exploration experience across South and Central America, most recently as an independent geologist, providing consulting services to clients in the mining industry.

John Vincic Toronto, Ontario, Canada Position with Hudbay: Vice President, Investor Relations and Corporate Communications	Mr. Vincic joined Hudbay in August 2009. Between 2004 and August 2009 he was an executive vice president at Barnes McInerney Inc., an investor relations and communications firm based in Toronto.

As of March 26, 2013, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 320,431 common shares, representing less than 1% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  Mr. Holmes resigned from the board of directors of Campbell in November 2008.  On January 28, 2009, Campbell once again obtained creditor protection under the CCAA.  On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business.  As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a cease trade order relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas.  The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default, and related to conduct that occurred before Mr. Voorheis became a director.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. Mr. Voorheis agreed to join the Hollinger board at the request of a shareholder to deal with certain management misconduct. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger was the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis, and Mr. Voorheis became subject to certain such orders as a result of his appointment as Chief Executive Officer. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”), a subsidiary of Hollinger, from August 2007 to June 2008. Mr. Voorheis agreed to join the Sun Times board at the request of a Hollinger shareholder to deal with certain management misconduct. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis was appointed as a director of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis’ involvement with Coventree. The proceedings related to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included (i) an order that Coventree pay an administrative penalty of $1,000,000; and (ii) an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that such order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Coventree appealed the OSC order at the Ontario Divisional Court in late 2012 but the Divisional Court dismissed the appeal.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. On February 15, 2012, the liquidation plan commenced, a liquidator was appointed for the purposes of winding up Coventree’s affairs, Mr. Voorheis resigned as a director, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of Hudbay and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the CBCA, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. In addition, our Code of Business Conduct and Ethics requires our directors and officers to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and our interests.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited consolidated quarterly financial statements and management’s discussion and analysis of results of operations and financial condition for annual and interim periods prior to their approval by the full board of directors.  There was no instance in 2012 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached hereto as Schedule C.

Composition

As at December 31, 2012, the Audit Committee consisted of Messrs. Barraclough, Lenczner and Knowles. Mr. Barraclough, our esteemed Chair of the Audit Committee, passed away in March 2013. Following Mr. Barraclough’s passing, on the recommendation of the Corporate Governance and Nominating Committee, our board of directors appointed Alan R. Hibben as the Interim Chair of the Audit Committee.

Mr. Hibben was previously a member of the Audit Committee. He resigned from the Audit Committee in March 2011 after assuming a position as Managing Director of RBC Capital Markets (“RBC”) because RBC was providing financial advisory services to us at the time and he no longer qualified as independent under National Instrument 52-110 - Audit Committees (“NI 52-110”). RBC is not presently providing advisory services to us and our board of directors has concluded that Mr. Hibben is independent within the meaning of NI 52-110. The Corporate Governance and Nominating Committee has commenced a search to find a permanent Chair for our Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee is independent and financially literate within the meaning of NI 52-110.  Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Alan R. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was a principal with Shakerhill Partners Ltd. from July 2007 to January 2009, and from January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto and is qualified as a Canadian Chartered Accountant. He also holds the CFA designation and is a certified director of the Institute of Corporate Directors (ICD.D).

Alan J. Lenczner has been a commercial litigator for over 40 years.  During that time he has represented accounting firms with respect to accounting and auditing issues both in the Superior Court and before the Institute of Chartered Accountants of Ontario.

John L. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies.  He previously served as Executive Vice President and Chief Financial Officer of Aur Resources Inc. and was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until April 2005. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Policy Regarding Non-Audit Services Rendered by Auditors

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for twelve months. The Chair of the Audit Committee has been delegated authority to pre-approve, on behalf of the Audit Committee, the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b)

the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

Remuneration of Auditor

The following table presents, by category, the fees accrued by Deloitte LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2012 and 2011.

	2012	2011
Category of Fees
Audit fees	$1,066,374	$1,245,553
Audit-related fees	$372,076	$476,640
Tax fees	—	—
All other fees	—	—
Total	$1,438,450	$1,722,193

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with our statutory and regulatory filings. “Audit-related fees” are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”, including accounting advisory work, audit work related to our pension, benefit and profit sharing plans, audit work related to our NPI Agreement with Callinan (as described below) and work related to acquisitions and offerings. “Tax fees” are fees for services related to tax compliance, tax advice, and tax planning. “All other fees” are fees for services other than those described in the foregoing categories. Management presents regular updates to the Audit Committee of the services rendered by the auditors as part of the Audit Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In 1995 HBMS was named as a co-defendant in two actions before the Saskatchewan Court of Queen’s Bench challenging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (collectively, the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of Hudbay’s former subsidiaries constructed and operated the dam until it was transferred to Saskatchewan Power Corporation (“SaskPower”) in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. As this matter has not been progressed since 1995, any potential liabilities are not reasonably determinable. The principal parties to this litigation are:

1.                                      In the Court of Queen’s Bench for Saskatchewan, Action No. 489 dated February 9, 1995

•                  Plaintiffs: Cornelius Ballantyne of Deschambault Lake, and Eileen Ballantyne Linklater of The Peter Ballantyne Indian Reserve #184, and Richard Highway of The Peter Ballantyne Indian Reserve #184, representing the inheritors and followers and members of the Peter Ballantyne Band and tribes of Indians who are traditional uses of land and water.

•                  Defendants: SaskPower, HBMS and Churchill River Power Company Limited (“CRP”).

2.                                      In the Court of Queen’s Bench for Saskatchewan, Action No. 505 dated February 10, 1995

•                  Plaintiffs: Gordon Bear of the Wapaskokimow Reserve, and Catherine Wapaskokimow Ballantyne, Emil Bear and Gary Morin of Sandy Bay, representing themselves and the inheritors and followers of the Chief Cornelius White Bear Band and tribes of Indians who are traditional users of land and water.

•                  Defendants: SaskPower, HBMS and CRP.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba’s Court of Queen’s Bench in 1992 and one filed in Saskatchewan’s Court of Queen’s Bench in 2004. The plaintiffs in the Saskatchewan action are the Peter Ballantyne Cree Nation and its members (“PBCN”). Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has been named as a third party in the Saskatchewan action, but has not been named as a party in the Manitoba action. SaskPower has also added CRP, formerly a wholly-owned subsidiary of HBMS, which was dissolved, as a third party in the Saskatchewan action. SaskPower revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. HBMS has filed a Statement of Defence to the Third Party Claim and served same on counsel for the other parties. The parties will be proceeding with a motion to have certain issues decided by the Saskatchewan Court of Queen’s Bench prior to a trial. The Statement of Claim does not specify the amount of damages being claimed but during the course of mediation sessions, legal counsel for the plaintiffs have indicated that the claim being advanced on behalf of PBCN is in the range of $100,000,000. SaskPower is seeking contribution and/or indemnity as well as a separate damage claim from CRP and HBMS but has not specified the amount claimed in the Third Party Claim or during the mediation sessions. Given the number of parties and the early stages of the proceedings, the resolution of the claim against CRP and HBMS is not reasonably determinable.

In March 2007, a statement of claim was issued in Manitoba’s Court of Queen’s Bench by Callinan Mines Limited (“Callinan”) against HBMS (“Manitoba Action”) seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement (“NPI Agreement”) between HBMS and Callinan dated January 1, 1988. HBMS has filed a statement of defence denying liability to Callinan. Callinan has appointed an auditor to conduct an independent audit of the books and records of HBMS and the audited financial statements delivered pursuant to the NPI Agreement and the independent audit is underway. HBMS and Callinan entered into a Standstill Agreement not to take any further steps in connection with the Manitoba Action without giving at least thirty days written notice. The likelihood of success and potential liability of this claim are not reasonably determinable as the independent audit process has not been completed.

Hudbay is subject to three claims in the Ontario Superior Court in connection with its previous ownership of the Fenix project in Guatemala through its subsidiary at the time, Compañía Guatemalteca de Níquel S.A. (“CGN”).

The first action was served in September 2010. The plaintiff, Angelica Choc, asserts a claim of negligence against Hudbay and wrongful death, among other claims, against CGN in connection with the death of her husband Adolfo Ich Chaman on September 27, 2009. The plaintiff claims that the head of CGN security shot and killed Mr. Chaman during a confrontation between members of local communities who were unlawfully occupying CGN property and CGN personnel. The aggregate amount of the claim is $12 million.

In the second action, served in March 2011, eleven plaintiffs claim that they were victims of sexual assault committed by CGN security and members of the Guatemalan police and army during court ordered and state implemented evictions in January 2007 (before the project was acquired by Hudbay). These claims are asserted against Hudbay and its subsidiary at the time HMI Nickel Inc. The aggregate amount of the claims is $55 million.

The plaintiff in the third action, German Chub Choc, claims that he was shot and permanently injured by the head of CGN security during the same events that gave rise to the claim brought by Ms. Choc. This action was served in October 2011. The aggregate amount of the claim is $12 million.

We believe that all the claims with respect to the Fenix project are without merit. In March 2013, we argued motions to dismiss the three actions against Hudbay on the bases that the claims pleaded do not give rise to a reasonable cause of action. The court’s determination in respect of the motions is pending.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would reasonably be expected to be material to our financial condition or results of operations.

Regulatory Actions

We have not: (a) received any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2010, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Equity Financial Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into (i) within the last financial year or (ii) between January 1, 2002 and the beginning of the last financial year, which are still in effect:

1.                                      the Precious Metals Purchase Agreement dated August 8, 2012 with Silver Wheaton, whereby we agreed to sell a portion of the precious metals production from our 777 mine to Silver Wheaton. For additional details, refer above to the heading “Development of our Business — Three Year History — Precious Metals Stream Transaction”;

2.                                      the Silver Purchase Agreement dated August 8, 2012 with SW Caymans, whereby we agreed to sell 100% of the silver production from our Constancia project to SW Caymans. For additional details, refer above to the heading “Development of our Business — Three Year History — Precious Metals Stream Transaction”;

3.                                      the Indenture dated September 13, 2012 with U.S. Bank National Association, as trustee, governing the Notes. For additional details, refer above to the heading “Development of our Business — Three Year History — Issuance of 9.50% Senior Unsecured Notes”; and

4.                                      the Credit Facility with the lender’s party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of November 3, 2010, as amended, providing for a four year US$300 million revolving credit facility.

QUALIFIED PERSONS

The scientific and technical information contained in this AIF related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., our Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects contained in this AIF has been prepared by or under the supervision of Robert Carter, P.Eng., our Director, Technical Services.  Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101.

INTERESTS OF EXPERTS

Cashel Meagher, P.Geo. and Robert Carter, P.Eng. are experts who have prepared certain technical and scientific reports for us. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our outstanding securities and have no other direct or indirect interest in our company or any of its associates or affiliates.

Deloitte LLP are the auditors of Hudbay and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated May 14, 2012. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2012.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov.

SCHEDULE A

GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms used in this annual information form.

“mineral reserves”

That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”

That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”

That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”

That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

SCHEDULE B
MATERIAL MINERAL PROJECTS

777 Mine

Project Description and Location

The 777 mine is an underground copper and zinc mine with significant precious metals credits located in Flin Flon, Manitoba.

We own a 100% interest in the properties that comprise the 777 mine through mineral leases, Order in Council (“OIC”) leases and mineral claims in Manitoba and Saskatchewan. The properties cover approximately 3,800 hectares, including approximately 500 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. Annual lease rental payments are $16,730 and $6,722 to the Manitoba and Saskatchewan governments, respectively, and the annual work expenditure requirement for the Saskatchewan properties is $257,025.  Individual leases have different expiry dates that range from 2013 to 2031. Our surface rights and permits are sufficient for purposes of our current mining operations.

Liabilities associated with the 777 mine are addressed by the closure plans that have been submitted to regulators in both Saskatchewan and Manitoba and financial assurance has been provided to cover the demolition and remediation activities outlined in such closure plans. The closure and remediation liability in respect of the property is estimated at $1,222,121 in January 1, 2010 dollars. In addition, closure plans have been submitted and are backed with financial assurance for the associated Flin Flon Metallurgical Plant (FFMC) and Flin Flon Tailings Impoundment System (FFTIS) utilized by the 777 mine.

Mineral production from the 777 mine property is subject to a 6 2/3% net profit interest and a $0.25 per short ton royalty pursuant to our agreement with Consolidated Callinan Flin Flon Mines Limited (“Callinan”).

Precious metals production from the 777 mine is subject to our agreement with Silver Wheaton, as described in this AIF. Pursuant to the 777 Stream Agreement, we received an aggregate upfront deposit payment of US$455 million against delivery of 100% of payable gold and silver from our 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. In addition to the upfront payment, for gold and silver delivered in accordance with the 777 Stream Agreement, we will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years. For additional information, refer to “Three Year History”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The 777 mine is located in Flin Flon, Manitoba, which has a population of approximately 6,000 people, and is accessible by paved highway. Flin Flon is the site of our principal concentrator and zinc plant and has well developed access to rail and air transportation. Personnel requirements for our 777 mine and processing facilities are largely drawn from the immediate area.

Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. No issues are foreseen for securing additional electrical power in the future if required.

Water for mining activities is supplied from a reservoir located adjacent to the 777 mine site and is sufficient for operations.

Tailings from milling are sent to the Paste Backfill Plant located at the lower level of the mill building. Mixed paste backfill is pumped to one of two lined boreholes adjacent to the mill, where paste is gravity fed to 1,082 metre level for distribution to mined out stopes. Tailings not used in paste production are pumped to the Flin Flon Tailings Impoundment System (“FFTIS”). The FFTIS is located in Saskatchewan approximately 500m to the west of our Flin Flon Metallurgical Complex.

The 777 mine site is 311 metres above sea level. The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6° C. Operating costs in the first and fourth quarters are typically higher due to additional heating and other seasonal costs. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

History

Under the ownership of Minorco, S.A. in the mid-1990s, a strategic review of the company’s northern Manitoba and Saskatchewan operations depicted declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres.  In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined.  In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004.  By this time, Minorco S.A. had merged with Anglo American Corporation of South Africa to form Anglo American plc (“Anglo American”). In December 2004, we acquired HBMS and the 777 mine from Anglo American.

HBMS took a working option on the 777 property in 1967 from Callinan. In 1988, HBMS acquired Callinan’s remaining interest in the property and in return granted Callinan the net profit interest and royalty described above.

The 777 discovery was deemed a geological success as the first hole, 4Q-64, was drilled down to 1,682 metres in 1993 to test the down trend extents of the Callinan deposit. This hole, drilled on the west of Ross Lake, intercepted two zones of VMS style mineralization. With the confirmation of mineralization down trend, this hole was followed up with further drilling from underground at the 840 metre level track drift of the Callinan Mine. The deposit was later named after the discovery hole, CX-777, which intercepted several zones of massive mineralization, the largest of which was 22.52m in core length grading 5.358g/t gold, 55.994g/t silver, 2.89% copper, and 7.40% zinc.

Geological Setting

The 777 deposit lies in the western portion of the Paleoproterozoic Flin Flon Greenstone Belt. The Greenstone Belt is interpreted to be comprised of a variety of distinct 1.92 to 1.87Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean floor and ocean island, and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation.  The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group (which includes the Flin Flon formation).

The Flin Flon formation is subdivided into three mappable members containing units of heterolithic and monolithic breccias, rhyolite flows and domes, and massive and pillowed basalt flows and

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flow-top breccias. It is comprised of the Millrock member, which contains the 777 and Callinan mineralization, and the footwall to it with the Blue Lagoon and Club members.

A complex succession of felsic and basalt-dominated heterolithic volcaniclastic rocks host the Flin Flon Main, Callinan and 777 volcanogenic massive sulphide (VMS) deposits within the Greenstone Belt. The north-trending, VMS-hosting, 30 to 700 metre thick volcanic/volcaniclastic succession is recognized for at least 5 kilometres along strike and has an average dip of 60°E. The volcaniclastic rocks have been interpreted to occupy a volcano-tectonic depression within a basaltic footwall succession.

Exploration

Drilling

The 777 deposit was first discovered in 1993 and was defined with significant drilling between 1995 and 1997. Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our 777 mine.  Drilling is done by drilling contractors under the supervision of our geologists. The modern 777 drilling program began in the early 2000’s and, as at September 30, 2012, a total of 1,829 holes and 256,625 metres had been drilled. All holes, except a geotechnical shaft pilot hole, were drilled from underground by a contractor using AW-34, AQTK, BQ and NQ core sizes. Drill hole spacing along the 777 deposit is generally 30 to 50 metres. Core recovery is near 100% for all holes. Drilling was categorized as definition, exploration, or geotechnical. Geotechnical drilling was completed in areas of planned underground infrastructure to ensure competency.

Standard procedure is that the core is initially logged for lithology then descriptively for grain size, foliation, minor units, alteration minerals and intensity, faults, RQD, joints and contacts.  Sample intervals are determined by both lithology and a visual estimate of the sulphide mineralization. As a general rule, sample intervals are approximately one metre, though the length varies depending on lithology or type of mineralization. It is likely that in no cases were samples taken from intervals less than 10 centimetres in length. However, as many of the assays are historic in nature, several were split when they overlapped lithological boundaries in the resource block model and resulted in sample intervals having lengths as low as one centimetre.

Surveying

We routinely conduct time-domain borehole electromagnetic surveys with three dimensional probes on drill holes. These probes used are induction coil probes which measure the secondary magnetic field induced by the primary field created by a loop. These electronic methods can generally detect off hole targets up to 150 metres or more from the hole depending on the size and conductivity of the target.  The sample quality can be affected by active mine workings and the proximity of the geophysical apparatus to a large ore body, such as 777, which can leave an imprint of the mine itself on the data.

After the initial aggressive exploration program that defined the 777 deposit, few holes had downhole geophysical surveys. The first modern exploration drill hole at the 777 mine, T7X-001, was pulsed in late 2004. Following that hole, little exploration work was conducted between 2005 and 2008 with only 56 holes being drilled during that four year period. Since 2009, exploration efforts have increased with the downhole geophysical surveying of approximately 30 holes, 20 of these using one of the underground footwall loops.  These were concentrated on deep footwall drilling, around the West Zone, and in the hanging wall.  Among these 30 holes, eight were surveyed in the hanging wall using a surface loop. All high priority targets have been followed up with drilling as well as most of the lesser category targets. The few lesser category targets remaining are planned to be drill tested in 2012.

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Between May and September 2007 a seismic survey was conducted in the Flin Flon area as part of a joint initiative, labeled TGI. The initiative was funded by Natural Resources Canada, Saskatchewan Industry and Resources, as well as Manitoba Industry, Economic Development and Mines, with active participation from us. This joint Federal-Provincial effort was led by the Geological Survey of Canada as part of a five year program that was aimed at sustaining reserves of base metals in established mining communities across Canada by supporting exploration for new deposits in the vicinity.

During this time period a total of 75 kilometres of high resolution 2D seismic profiles as well as a 3D survey covering approximately 10 square kilometres was completed. Results were hampered by the significant challenges posed by the complex crystalline geology of the area, proximity to an active town, active mining operations, and the highly variable terrain.

The survey resulted in a greater understanding of the area geology. Also, the discovery of Zone 33 at the 777 Mine was attributed to this survey as it showed a seismic reflector in the footwall, which was later followed up with drilling and downhole pulsing. Previous downhole geophysical surveys had noted this anomaly, but it was previously discounted as a shadow effect from the 777 Mine. The first drill hole (T7X-060) intercept in the zone encountered 9.55 metres in core length of 6.402 g/t gold, 99.25 g/t silver, 0.89% copper, and 15.59% zinc.

Mineralization

The 777 and Callinan deposits occur within an east-facing sequence of volcanic rocks documented as tholeiitic and basalt-dominated, and dated around 1888 Ma. The rocks immediately hosting the mineralization, however, consist of quartz-phyric (QP) and quartzfeldspar-phyric (QFP) rhyolite flows and quartz-±feldspar crystal-lithic volcaniclastic rocks of rhyolitic composition.

The 777 deposit can be divided into two main southeast plunging trends, the North Limb and the South Limb, as well as the West Zone. All three zones lie within the same stratigraphic sequence with the same lithofacies as described above. The West Zone lies in the footwall in what is interpreted to be a lower thrust slice and both limbs have the same stratigraphic sequence. On average the lenses strike at 010° and dip to the east at 45°. All zones have a relatively shallow plunge trending at -35° towards 140°. Horizontal widths throughout the deposit range from 2.5 metres to 70 metres in thickness, and can be thicker when two or more zones overlap.

There are a total of nine distinct sulphide lenses contained within the 777 deposit. Each of the zones is distinguished based on grade and mineralization type as well as their spatial location. The 777 deposit encompasses an area approximately 1,300m downplunge by 550 metres across and varying in depth from approximately 870 to 1,600 metres below surface. Lenses in general are fairly continuous with the exception of scattered diorite intrusions.

The Callinan deposit is subdivided into two rhyolite horizons termed the East-QP and the West-QP. The East-QP is host to the lenses of the North Zone (northern portion), and the East Zone (southeast portion), and is on the same horizon as the 777 mineralization. The West-QP hosts the South Zone (southwest portion) and its associated lenses. Each of these zones is further subdivided into a number of mineralized lenses. The subdivision of Zones into lenses was based on the spatial distribution of the mineralization. The South Zone lenses generally strikes to the north and dips at 50° to the east with a plunge trending at -50° towards 135°. The North and East Zones generally strike at 020° with a 50° dip to the east with a shallow plunge trending at -30° towards 145°.

There are a total of 20 sulphide lenses contained within the three broad zones of the Callinan deposit. The Callinan mineralization is a distal deposit that has a matrix supported breccia with variable amounts of wallrock fragments in a fine to medium grained sulphide matrix. The wallrock fragments are

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intensely altered with chlorite, talc and sericite with some degree of pyritization and carbonation. These lenses contain variable amounts of pyrite, sphalerite, chalcopyrite and minor pyrrhotite.

Mineralization is generally medium to coarse grained disseminated to solid sulphides consisting of pyrite, chalcopyrite, sphalerite, pyrrhotite, and magnetite. The principle gangue minerals are chlorite and quartz. Alteration minerals include biotite, epidote and actinolite.

Sampling and Analysis

Sampling Methods

The majority of sample intervals from definition and exploration drilling were whole rock sampled with the core placed in a plastic bag with its unique sample identification tag. Typically when exploration drilling in new areas, all samples are either split or cut in half with a diamond saw.

The bagged samples were placed in either a burlap bag or a plastic pail with a submittal sheet that was prepared by the geologist or technician. Samples were delivered to the Flin Flon assay laboratory, located in the Flin Flon Metallurgical Complex, which is owned and operated by us. Samples are checked by laboratory personnel to ensure that they match the submittal sheet.

The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous ICP unit. The gold analysis was completed on each sample by AAS after fire assay lead collection. Gold values greater than 10g/t were reassayed using a gravimetric finish. All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. Each is received with a certificate of analysis. The Flin Flon assay laboratory was recently certified, in December 2011, to the ISO 9001 quality management system to help ensure it meets our needs as well as those of other stakeholders

A total of 112,732 samples from 3,396 drill holes were submitted to the Flin Flon assay laboratory for analysis as of the date of the most recent technical report. The average length for these sample intervals was 1.62 metres.

Bulk density measurements were taken on 2,982 of the mineralized samples selected for assaying as of the date of the most recent technical report. The measurement methodology consisted of first weighing the core sample in air, then, the sample was suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded.

Quality Assurance and Quality Control

As part of our Quality Assurance and Quality Control (QAQC) measures, a portion of the pulp duplicates has been sent to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, British Columbia for comparison and verification purposes since early 2006. Our QAQC measures also involve the use of blank materials, reference standards, internal duplicates, and repeats.

During the drilling programs at 777 a total of four different types of blanks were inserted into the sample stream between early 2000 and September 2011. Blanks were inserted at a rate of 1 for every 20 assays until the fall of 2003, when this was reduced to 1 for every 50 assays as a means of cost reduction. Since our assay laboratory runs batches of 50-60 samples at a time this should place at least one blank in every batch.

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The use of reference standards has become increasingly systematic and they are now e increasingly systematic inserted into the sample stream at every 20th assay interval.

Duplicates are used as a check to verify the repeatability of the assay data. Duplicates are run at our laboratory at a frequency of one in twenty samples, and also at Acme as an independent check. Samples were selected by Acme at a minimum frequency of one sample per every five internal duplicates, which equates to at least one sample per every 100 samples.

Repeats, typically referred to as ‘blinds’, are run on a monthly basis on one sample out of every four or five duplicates that were analyzed during that month. The results are considered an internal independent check on our assay laboratory results.

Data Verification

Examination and mapping of the underground drifting visually confirmed the geology and VMS style of mineralization. As well, the examination of drill core for several holes has also confirmed the mineralization and geology and compared well to underground mapping with drill logs and assays.

A visit was conducted to the 777 core logging and storage area, exploration core storage facility, and our assay facility and each was deemed to be secure and in reasonable condition. In addition, the qualified person responsible for this section of the technical report has had several discussions with current and former geologists as well as other personnel that have worked at the deposit to verify various details of the mining, infrastructure, geology, drilling and sampling.

Full verification of the data was not able to be completed as a small portion of the data, from the Callinan portion of the deposit is considered historic in nature.

Security of Samples

For security purposes, all sample preparation, splitting, handling, and storage was in the control of our personnel at all times in accordance with then applicable chain of custody policies which were consistent with industry standards at the time. We implemented a documented full chain of custody procedure in August 2011. This involves the creation of a submittal sheet with all batches of drill core sent for assay by the geologist daily. The sheet is signed both by the geologist, to verify the samples were stored securely, and by the laboratory personnel, to verify it was in their control from the time it left the core shack and is consistent with the current industry standards.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineral resources were separated into the 777 and Callinan portions of the deposit for purposes of calculating the estimate. This was done for mining and planning purposes as the Callinan lenses represent the upper, and more historic, portion of the mineralization and the 777 zones represent the lower more recently drilled and identified mineralization. The interpreted lenses of the 777 zones and certain Callinan lenses were built by digitizing polylines around the mineralization. Polylines were then linked with tag strings and triangulated in order to create three dimensional wireframe solids. The remainder of the mineralization was interpreted by digitizing polylines in a 2D plane around mineralized intercepts. The average strike and dip of the zone was estimated and utilized to calculate the horizontal width of the mineralization for both the 2D Gridded Seam Model and the polygonal interpretations.

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The mineral resource estimate, effective as of a September 30, 2012 cut-off date for diamond drilling, was completed using MineSight 6.5 software in mine coordinates, and for the Callinan lenses, the current version of MineSight at the time of estimation. The block model was constrained by interpreted 3D wireframes of the mineralization. Gold, silver, copper, zinc, iron, specific gravity and in some cases dilution variables and horizontal width were estimated into blocks using either ordinary kriging or relative co-ordinate kriging for most lenses. Lens intersections were generally selected based on a copper grade of greater than 1% copper or 2.5% zinc, or a combination thereof. Intersections were modelled as low as 0.3m to provide additional information for statistical and mining information.

A zinc or copper equivalency was not used in the determination of the resource.

Mineral Reserves

Mining, processing and economic parameters were applied to the block model to form the basis of the reserve estimate with an effective date of January 1, 2013. The measured resources were used to estimate the proven mineral reserves and the indicated resources were used to estimate the probable mineral reserves. For mining purposes, there are eight active mining areas in the mine to allow for a blended product with the end goal to send a blended grade to the mill. Mining methods were established for each mining area and a net smelter return (NSR) was calculated to determine the economic viability. NSR payable was calculated for each mining area comprised of blocks from the block model assuming metallurgical recoveries and long term metals prices. To determine the economic viability and NSR revenue of each mining block, onsite operating costs, capital development and offsite costs were estimated and applied against copper and zinc concentrate produced for each mining block. The final step of the reserving process involved developing an annualized life-of-mine production plan and supporting cash flow analysis to determine the 777 mine and 777 North expansion mineral reserves.

Reconciliation of Reserves and Resources

A year over year reconciliation of our estimated reserves and resources at the 777 mine is set out below.

777 Mine
Mineral Reserve Reconciliation (Proven & Probable)	tonnes
A 2012 Mineral Reserve	11,838,000

B 2012 Production (from Reserves)	1,400,000

C (A - B)	10,438,000

D Geology[1] Gain/(Loss)	483,000

E Mine Planning[2] Gain/(Loss)	(231,000)

F Economics[3] Gain/(Loss)	167,000

G (D + E + F)	419,000

H 2013 Mineral Reserve (C + G)	10,857,000

1Geology - diamond drilling, interpretation, estimation (interpolation parameters)

2Mine Planning - dilution, recovery, resultant change in non-recoverable

3Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

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777 Mine
Mineral Resource Reconciliation (Inferred)	tonnes
I 2012 Mineral Resource	1,065,000

J 2013 Mineral Resource	698,000

K (J - I)	(367,000)

Mining Operations

The 777 mine is a multi-lens orebody with shaft access down to the 1508 metre level. The mine consists of an internal ramp that provides access to each mining level. Mobile tired diesel equipment is utilized. Load haul dumps units vary from 6.1m3 to 7.6m3. Trucks are 40 to 50 ton units feeding an ore pass system or direct to rock-breakers which feed an underground crusher and ore is skipped to surface via the shaft.

Long-hole open stope is the mining method used at the 777 mine. Primary stopes are mined and filled with paste backfill, while secondary stopes are mined and filled with unconsolidated loose waste rock. Long-hole stopes are mined at 15 metre to 17 metre vertical sill to sill intervals. Stope strike lengths are generally 16 metres with widths of 2 to 100 metres, with an average of approximately 20 metres. The ore is undercut at the top and bottom of the block, providing access for drilling and mucking. Drilling is done by top hammer long-hole drills with holes varying in length between 10 metres and 20 metres long and a hole diameter of 3 inches. Mucking is accomplished by remote control load-haul-dumps (“LHDs”) and then loaded to haul trucks.

Retreat long-hole open stope and cut and fill are the mining methods planned for the 777 North expansion. Long-hole stopes will be mined using a similar method as at 777 mine.

Ore at 777 mine is loaded by LHDs to underground haul trucks, which dump to a series of ore passes that feed three chutes on 1412 metre level. Haul trucks are loaded from the chutes and haul the ore on the 1412 metre level haulage drift directly to the ore grizzly / rock-breaker at 1412 metres to properly size the muck. The ore is temporarily stored in a 1,725 tonne coarse ore bin that feeds the crusher. From the crusher it is conveyed to a 1,600 tonne fine ore bin, where it is conveyed to a loading pocket at the 1508 metre level and placed into two 15 tonne skips and hoisted to surface. The ore on surface is hauled by 53 to 63 tonne haulage trucks directly to the Flin Flon concentrator or is dumped on a stockpile close to the concentrator.

Ore from 777 North expansion is loaded onto haul trucks by LHDs and transported up the ramp to surface. The ore is dumped on the ground prior to being sent through a surface crusher operated by a contractor. The ore is then loaded and transported for processing at the Flin Flon concentrator or stockpiled nearby.

Our Flin Flon concentrator processes 777 ore into copper and zinc concentrates. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers. See “Description of our Business — Other Assets — Processing Facilities” and “Description of our Business — Other Information — Products and Marketing”.

Current production rates are expected to be approximately 4,000 tonnes per day for the 777 mine and 330 tonnes per day at the 777 North expansion based on 363 days of production per year. This yields an expected mine life through to 2020 for the 777 mine, while 777 North expansion is expected to end production in 2017. Production from 777 is subject to federal and provincial income taxes, as well as

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the Manitoba mining tax. The combined federal and provincial tax rates are assumed to be approximately 27% for the life of the mine.

The 777 mine has been in commercial production since 2004 and the original project capital has already been paid back and ongoing capital is defined as sustaining capital.

Exploration and Development

2011 marked the first year that a concentrated effort on exploration drilling was conducted from underground at the 777 mine. Much of the drilling to that date had been focused on converting resources to reserves. In excess of 86,000 metres of underground exploration drilling has been drilled at the 777 mine targeting additional resources in the hanging wall, footwall, along strike and in upgrading inferred resources. Significant knowledge was gained on the stratigraphy and current interpretations to the north of the deposit were proven to be accurate, and will be the focus of the 2013 exploration programs which is budgeted to exceed 28,000 metres of exploration drilling.

Lalor Project

Project Description and Location

Lalor is a zinc, gold and copper project currently under construction near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 210 kilometres by road east of Flin Flon, Manitoba of which 197 kilometres is paved highway.

We own a 100% interest in the property through nine mineral leases that total approximately 913 hectares with annual rental payments payable to the Manitoba government of $10,825. The mineral leases terminate in April and September of 2023 and March of 2033. There are no royalties payable other than those potentially payable to the province. Surface rights are held under general permits with total annual rental payments of $1,212 and are sufficient for purposes of our development plans.

The Lalor project was envisaged to utilize, to the greatest extent possible, existing infrastructure in the Snow Lake area from previous mining activities and currently operating facilities. As such, liabilities associated with each operational area, have been addressed by the closure plans previously submitted to the regulators, and financial assurance has been provided to cover total closure and remediation costs. The project plan contemplated by the Advanced Exploration Project (AEP), which was approved by regulators, includes a closure plan for demolition and remediation of the AEP site. Financial assurance was also provided to cover costs detailed in the approved AEP closure plan.

As the Lalor project is in close proximity to our current operations in the Snow Lake area, it is possible for it to utilize existing facilities and infrastructure that have already been licensed and permitted. These licences and permits are tied to the recently closed Chisel North mine, Chisel Water Treatment Plant (WTP), Anderson Tailings Impoundment Area (TIA), and the Snow Lake concentrator.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The current project infrastructure includes a four kilometre main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site to the Lalor site. This access road includes a corridor with freshwater/discharge pipelines and a main hydro line. Access to the site is off of paved provincial highway 392 which runs between Snow Lake and Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities.  The project

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area is approximately 300 metres above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 metres. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict. The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained typic and terric fibrisolic and mesisolic organic soils overlying loamy to clayey glaciolacustrine sediments.

Tailings production associated with the Lalor project will be impounded in the currently permitted Anderson TIA. Waste rock from the underground development permitted under the Lalor AEP and Lalor mine is deposited into and stored in the Chisel Open Pit mine. Mine discharge water from the Lalor mine is treated in the Chisel WTP along with water from the Chisel Open Pit.

We operate a mine water pump station at the north end of Chisel Lake approximately eight kilometres from Lalor. In addition, we commissioned a 2,000 US gpm water treatment plant in the spring of 2008 at Chisel Lake, approximately seven kilometres by road from Lalor.

Power for the site construction is currently being transmitted at 25 kV using the current Chisel North mine substation via an eight kilometre long overhead transmission line.

Process water required for the construction phase of the project is estimated to be 45 to 50 m3/hr.  The process water will be drawn through existing pump stations located at Chisel Lake. Each pump station has a capacity of supplying 68 m3/hr.

Work on the project components of shaft sinking and site construction is currently being done by specialized contractors and there is a 198 person temporary construction camp in the town of Snow Lake to accommodate the Lalor project construction crew.

Personnel requirements for the Lalor project will largely be drawn from the immediate area where there is a history of operating mines. We believe there are sufficient skilled operating, maintenance and technical personnel available to bring Lalor to its planned full production. The Lalor mine in full operation will require approximately 300 employees and the new concentrator will require approximately 74 employees.

History

The Lalor deposit is situated in the Chisel Basin. Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and Chisel North. All three mines have very similar lithological and mineralogical features.

A Crone Geophysics survey in 2003 indicated a highly conductive shallow-dipping anomaly at a vertical depth of 800 metres. In early 2007, drill hole DUB168 was drilled almost vertically to test the anomaly and intersected a band of conductive mineralization between 781.74 metres and 826.87 metres (45.13 metres). Assay results include 0.30% Cu and 7.62% Zn over the 45.13 metres, including 0.19% Cu and 17.26% Zn over 16.45 metres.

Geological Setting

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Greenstone Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and

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evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Snow Lake arc assemblage that hosts the producing and past-producing mines in the Snow Lake area is a 20 kilometres wide by 6 kilometres thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel Basin sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel Basin sequence that hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Lalor deposit is similar to other massive sulphide bodies in the Chisel Basin sequence (Chisel Lake, Ghost Lake and Chisel North), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

Exploration and Drilling

Exploration in the Lalor deposit area is conducted by us. Time-domain borehole electromagnetic surveys with three dimensional probes are routinely conducted on drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also may detect any possible conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

Diamond drilling is the only type of drilling carried out at Lalor. Definition drilling is ongoing for purposes of mine planning and exploration drilling near the deposit has been deferred until we have underground access, which is expected in late 2014.

As of September 30, 2012, 121 parent and 101 wedge holes, amounting to 198,399 metres of drilling, was completed from surface, and a further 58 holes for 9,403 metres of definition drilling was completed from underground.

All diamond drilling completed from surface or underground retrieved whole core sizes of BQ and NQ. Wedge offsets and associated directional drilling were completed on parent holes, resulting in time and cost savings over drilling a new hole from surface. Wedging and directional drilling were used at Lalor to acquire metallurgical samples and delineate the ore body. For delineation purposes, wedge offsets are oriented towards specific targets selected by the geologists along a path calculated by the directional drilling technicians. In metallurgical sampling, wedge offsets are not oriented and the wedge is set just above the zone that is to be sampled such that the core sample collected is generally within 10 to 20 metres of the parent hole intersection.

Core recovery at Lalor is near 100% on all holes and all the diamond drilling at Lalor was conducted by Major Drilling Inc.

Mineralization

Lalor is interpreted as a VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins.

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Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system.

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive. Footwall, and less commonly, hanging wall semi-conformable alteration zones are produced by high temperature water-rock interactions.

The depositional environment for the mineralization at Lalor is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is flat lying, with zinc mineralization beginning at approximately 570 metres from surface and extending to a depth of approximately 1,160 metres. The mineralization trends about 270° to 310° azimuth and dips between 15° and 30° to the north. It has a lateral extent of about 900 metres in the north-south direction and 700 metres in the east-west direction.

Sulphide mineralization is pyrite, sphalerite and chalcopyrite. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimetres and averaging two to three millimetres in size. Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism. Disseminated blebs and stringers of pyrrhotite and chalcopyrite occur locally within the massive sulphides, adjacent to and generally in the footwall of the massive sulphides.

Notable gold and silver rich zones have also been intersected in the footwall of the zinc rich base metal mineral resources on the property. The precious metal mineralization begins at approximately 750 metres from surface and extends to a depth of approximately 1,480 metres. Their general shape is similar to the base metals. However, the current interpretation suggests the deeper copper-gold lens tends to have a much more linear trend to the north than the rest of the zones.

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alterations. These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other. This footwall gold mineralization is typical of VMS footwall feeder zones with copper-rich disseminated and vein style mineralization overlain by massive zinc-rich zones.

Six distinct stacked zinc rich mineralized zones, five stacked lens groups of gold mineralization of low sulphide either in contact with or entirely separate to the zinc rich base metal resources and one copper gold zone of mineralization were interpreted. The interpreted gold zones are generally co-paralleled and/or separate to the zinc rich base metal mineral resource zones. However, gold and potential gold zones locally merge, overlap and cut through zinc rich base metal resources.

The gold zones remain open down plunge to the north and northeast.

Sampling and Analysis

Bagged samples are delivered to our Flin Flon assay laboratory and after preparation the pulp samples are delivered to Acme for analysis. A total of 63,904 samples from 108 parent holes and 96 wedges were submitted for assay and analysis. Base metals and silver assaying is completed by aqua

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regia digestion and read by a simultaneous ICP unit. Gold analysis conducted by Acme is completed on ICP after fire assay lead collection. Samples greater than 10 g/t are re-assayed using a gravimetric finish.  Assaying integrity is monitored internally with a quality control program which includes the use of assay sample standards, blanks, duplicates and repeats. In addition, within each group of 20 core samples, one sample is check assayed at a different laboratory.

Security of Samples

The measures taken to ensure the validity and integrity of samples taken at our Lalor project are substantially the same as those taken at our 777 mine, as described above.

Mineral Resource Estimates

The mineral resource estimate, effective as of a September 30, 2012 cut-off date for diamond drilling, for the zinc rich base metal, gold and copper-gold zones was completed using MineSight 6.5 block modeling software in UTM NAD83 coordinates.

The zinc rich base metal mineralized zones were constrained by interpreted 3D wireframes in the block model. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% Zinc Equivalency formula (ZNEQ) over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ.

The gold and copper-gold mineralized zones were constrained by interpreted 3D wireframes in the block model. A 1.0 g/t gold cut-off over a two metre core length was used to determine the zone outlines for continuity purposes to build the 3D wireframes. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using OK interpolation.

In order to avoid any disproportionate influence of random, anomalously high grade assays on the estimated average metal grade, histograms, cumulative frequency log probability charts, cutting curves, and decile analysis charts were created to examine the assay grade distribution and assess the need for grade capping.

The zinc rich, gold and copper gold mineral resources are classified on the basis of the model blocks to the nearest composite, minimum number of composites, and minimum number of drill holes.

Mineral Reserve Estimates

Mining, processing and economic parameters were applied to the block model to form the basis of the reserve estimate with an effective date of January 1, 2013. The measured resources were used to estimate the proven mineral reserves and the indicated resources were used to estimate the probable mineral reserves. Mining methods were established for each mining area and an NSR was calculated to determine the economic viability. NSR payable was calculated for each mining area comprised of blocks from the block model assuming metallurgical recoveries and long term metals prices. To determine the economic viability and NSR revenue of each mining block, onsite operating costs, capital development and offsite costs were estimated and applied against copper bulk and zinc concentrate produced for each mining block. The final step of the reserving process involved developing an annualized life of mine production plan and supporting cash flow analysis to determine the Lalor mineral reserves..

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Reconciliation of Reserves and Resources

A year over year reconciliation of our reserves and resources at the Lalor project is set out below.

Lalor
Mineral Reserve Reconciliation (Proven & Probable)	tonnes
A 2012 Mineral Reserve	14,432,000

B 2012 Production (from Reserves)	59,000

C (A - B)	14,373,000

D Geology[1] Gain/(Loss)	583,000

E Mine Planning[2] Gain/(Loss)	(433,000)

F Economics[3] Gain/(Loss)	547,000

G (D + E + F)	697,000

H 2013 Mineral Reserve (C + G)	15,071,000

1Geology - diamond drilling, interpretation, estimation (interpolation parameters), category upgrading

2Mine Planning - dilution, recovery, resultant change in non-recoverable, not included in mine plan

3Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

Lalor
Mineral Resource Reconciliation (Inferred)	tonnes
I 2012 Mineral Resource	12,615,000

J 2013 Mineral Resource	11,990,000

K (J - I)	(625,000)

Mining Operations

Mine Planning

The economic analysis in the most recent technical report for the Lalor project was based on underground mining of 14.4 million tonnes of probable reserves and excludes the inferred resources. It contemplated a mine life of 15 years and an expected payback of project capital, based only on such probable reserves and the capital cost estimate at the time, in 2023.

The revised capital cost estimate for the project is based on our plan to develop the entire Lalor deposit. We are currently working on a revised mine plan to determine whether there are opportunities to optimize our expected ore production rate of 4,500 tonnes per day to better match the potential production shaft and concentrator grinding capacities.

Lalor reserves will be accessed from footwall access drifts off the main ramp. Mining is primarily by post pillar cut and fill and longhole methods with a combination of paste and unconsolidated waste backfill. The underground ore handling system will be done by truck to an ore pass with rock breaker and grizzly dump, hoisted to surface via a 6.7 metre diameter shaft and conveyed to the neighbouring surface crushing plant, then conveyed to the surface stockpile. The stockpile will feed a SAG mill and ball mill

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combination that has design capacity at 5,400 tonnes per day. The recovery process will be normal floatation producing a copper bulk concentrate and a zinc concentrate. The remaining tails will either provide feed to the paste plant or be sent to the Anderson Lake tailings impoundment area. Concentrates will be shipped to Flin Flon where the zinc concentrates are processed at our zinc plant and copper bulk concentrate will be loaded onto rail cars and sent to third party smelters. The Lalor shaft is based on the 777 shaft design and is designed to a planned vertical depth of 985 metres.

First production from the production shaft is still projected to be on schedule for late 2014. Prior to completion of the new concentrator in late 2015, production from the production shaft will be processed at the Snow Lake and Flin Flon mills and a portion stockpiled for the new concentrator upon its commissioning.

Permitting and Environmental

In April 2010, we received an AEP for the Lalor project from the Manitoba government which allows us to upgrade the existing exploration road, construct an exploration shaft and related facilities, develop an underground exploration platform, and extract up to a 10,000 tonne sample via the main production shaft from the gold and copper-gold zones for metallurgical testing. Current production via the ventilation shaft is permitted pursuant to the licence for the Chisel North mine.

Before the Lalor project can move into full mine production an Environment Act Licence (EAL) must be received. The EAL for the Lalor mine was submitted in May 2012. The Sewage Treatment Plant also requires an EAL approval and was included in the Lalor mine application. In addition, an EAL is also required for the new Lalor concentrator, the application for which is expected to be submitted in 2013. The application for the Chisel Substation EAL was submitted in February 2012 and the licence was granted in May 2012. Improvements to the Anderson TIA will commence after providing notice of major alteration of its existing licence to the regulatory authorities and the alteration is approved.

A closure plan and financial assurance is currently in place for the Lalor AEP and will be updated for the Lalor mine as a requirement of the EAL. Closure plans and financial assurance for demolition and remediation will be developed as part of other EALs for the changes to the overall impact that the Lalor project will have on our operations in the Snow Lake area.

Exploration and Development

During the fourth quarter of 2012, we hoisted 58,000 tonnes of ore from the ventilation shaft at Lalor. Between August and December 2012 we hoisted 72,300 tonnes of ore and 79,830 tonnes of waste using the ventilation shaft. Underground project development has continued to advance and our primary focus is to reach the 910 metre shaft station and continue to ramp to the 955 metre level. We expect shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides as well as the headframe changeover will begin.

We are in the process of completing the final engineering work for the load out facilities located at the 955 metre level, as well as completing the main pumping installations. We are preparing for construction of the main intake fan systems and the main substation during 2013.

Constancia Project

Property Description and Location

We currently hold a 100% interest in the Constancia project in southern Peru. The Constancia project includes the Constancia and Pampacancha deposits and is located approximately 600 kilometres

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southeast of Lima at elevations of 4000 to 4500 metres above sea level. Geographic coordinates at the centre of the property are longitude 71° 47’ west and latitude 14° 27’ south.

We acquired the Constancia project in March 2011 through our acquisition of all of the outstanding shares of Norsemont. We own a 100% interest in the 36 mining concessions (covering an area of 22,516 hectares) that comprise the Constancia project, all of which are duly registered in the name of our wholly-owned subsidiary, HudBay Peru S.A.C.; HudBay Peru S.A.C. also has the required surface rights to develop the Constancia project. Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area. All the mining concessions are currently in good standing. The annual concession fee payments of US$3.00 per hectare are due on June 30 each year.

Most permits required for construction, including the ESIA and principal beneficiation concession, are now in place. The key permit required for operation is the mine permit. The mine permit was fully approved in December 2012 and we expect to receive other required permits in the ordinary course.

The Constancia project is subject to the following taxes, royalties and other agreements concerning mineral production:

Peruvian Tax Regime

The Constancia project is subject to the Peruvian tax regime, which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The Special Mining Tax (SMT) and the Mining Royalty (MR) are recently introduced taxes (late-2011) for companies in the mineral extractive industries. Both the SMT and the MR are applicable to mining operating income based on a sliding scale with progressive marginal rates. The effective tax rate is calculated according to the operating profit margin of the company. Based on Constancia’s expected life-of-mine operating profit margin, the effective SMT and MR tax rates are projected to be 2.86% and 2.61% of operating income over the life of the project. The MR is subject to a minimum of 1% of sales during a given month.

Silver Stream Agreement

Silver production from our Constancia project is subject to our agreement with Silver Wheaton, as described in this AIF. Pursuant to the Constancia Stream Agreement, we have agreed to receive aggregate upfront deposit payments of US$295 million against delivery of 100% of payable silver from our Constancia project. At closing, we received an upfront deposit payment of US$45 million and will receive a further US$250 million in deposit payments in two equal installments once US$500 million and US$1.0 billion, respectively, in capital expenditures have been incurred at our Constancia project.

In addition to the upfront payments, for silver delivered in accordance with the Constancia Stream Agreement, we will receive cash payments equal to the lesser of (i) the market price and (ii) US$5.90 per ounce (for silver), subject to 1% annual escalation after three years. For additional information, refer to “Three Year History”.

Legacy NSR

We will be required to pay a net smelter return royalty (NSR) of 0.5% to a maximum of US$10.0 million to the previous owners of the property.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Constancia project is accessible from Lima by flying to either Arequipa or Cusco and then proceeding by paved and gravel highway to the project site, which in each case takes approximately seven hours. The closest town is Yauri (population 23,000), which is approximately 80 kilometres by road from the project site. The road to Yauri (in the general vicinity of Xstrata’s Tintaya and Antapaccay mines) is expected to be upgraded in time to meet the construction and life-of-mine transportation requirements of the project. Copper concentrate is expected to be transported via Yauri to the Matarani port, which is approximately 460 kilometres by road from the project site.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the project site.

Elevations on the property range from 4,000 to 4,500 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture. Water resources are readily available from a number of year-round streams near the project site.

The Constancia project’s maximum demand for electricity is estimated to be 96 MW with an average load of 85 to 90 MW in the first 5 years. It is expected that sufficient electricity will be available at the new 220 kV Tintaya substation (planned to be in operation in mid-2013) located about 70 kilometres from the mine site and we have executed a contract for integrated services to bring power from this substation to the Constancia project.

Other project infrastructure includes the tailings management facility, waste rock facility and water management systems.

We have entered into life-of-mine agreements with the neighbouring communities of Chilloroya and Uchuccarco. These agreements provide us the surface rights required for project construction and operations and specify our commitments to these local communities over the course of mine construction and operations. In particular, the community agreements contemplate cash payments for the land access rights, as well as funds for facilitation of development projects and investment for local enterprises. The agreements also outline ongoing annual investments in community development including medical, educational and agricultural services.

The nearby communities can provide unskilled labourers, but access to skilled mining talent must be obtained through training or enlisting personnel from outside the area.

History

The original Constancia property, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007 by making cash payments totalling US$5.0 million, completing work expenditures of US$7.8 million and issuing 1,250,000 common shares to Rio Tinto. Pursuant to the option agreement, in March, 2008 Norsemont paid Rio Tinto US$8.0 million in order to acquire the remaining 19% interest in Constancia held by Rio Tinto. Norsemont acquired the remaining 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru (“Mitsui”) pursuant to an agreement whereby Mitsui transferred its 30% interest in the

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Constancia property to Norsemont with no further obligation to Mitsui or the underlying owners of the property, for total consideration of US$9.8 million. Twenty-three additional concessions were obtained by Norsemont in 2007 and 2008.

The San Jose prospect (which forms part of the Constancia deposit) was explored by Mitsui during the 1980s. Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization surveys with several drill campaigns. Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 metres) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 metres).

In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres, open in several directions, with some copper enrichment below a widespread leach cap developed in both porphyry and skarn.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in agreements being signed on October 31, 2003 with the underlying owners. Rio Tinto renamed the prospect “Constancia”.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 metres.

Geological Setting

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralisation. This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age. Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralisation, including skarn formation.

The Pampacancha deposit is a porphyry related skarn system, with copper-bearing skarn mineralization. This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several skarn deposits have been developed, including Corocohuayco in the Tintaya District and Las Bambas.

Exploration and Drilling

Exploration is ongoing in the Constancia project area and is focused on the following:

Surface mapping and sampling

From 2007 to 2011, 11,444 hectares were mapped in the Constancia project area at several scales, including 1:1,000, 1:2,000 and 1:5,000. Of this, 8,905 hectares were mapped on our mining concessions, which represents 39% of our mining rights in the area. Additionally, 2,595 rock samples and 41 stream sediments samples were collected during this period.

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Geophysical data

An in-house interpretation of the geophysical data along with interpretation of available surface mapping and rock and stream sediment geochemistry helped identify several targets within the project area. The most important ones are the anomalies associated with the Pampacancha deposit, the chargeability-magnetic anomalies observed in the Chilloroya South prospect and the chargeability anomalies located in Uchuccarco, at 3.8 kilometres northeast of the Constancia porphyry.

In addition, a Titan-24 DC-IP-MT survey was completed in July 2011 to the south of the Constancia deposit.

Exploration targets and drilling

Several targets have been identified in the Constancia project area, including the Pampacancha and Chilloroya South prospects, both of which were drilled as part of the 2012 exploration program.

The Pampacancha prospect is located approximately 3 kilometres southeast of the Constancia porphyry. The prospect was identified in May 2008 after a stream sediment survey revealed a 27 square-kilometre, Au-Ag-Cu anomalous area, which was subsequently corroborated by mapping and rock sampling conducted on the area. Exploratory drilling at Pampacancha started in August 2008 and is ongoing at the main Pampacancha deposit and Pampacancha West (a group of geophysical anomalies located approximately 500 metres west of the main deposit) (totalling 36,246 metres as at December 31, 2012). Drilling has been carried out at the “main body”, “magnetic halo” and “limestone replacement” target areas. The Pampacancha feasibility study is underway and further characterization of geotechnical and hydrogeological information will be incorporated in the study.

The Chilloroya South area is located 5 kilometres south of the Constancia porphyry. Evidence of porphyry-related Cu-Au-Mo mineralisation and Cu-Au and Au-only bearing skarns occur in an area of about 3.5 kilometres by 3.5 kilometres coincident with several composite chargeability and magnetic anomalies at depth. Five primary targets were identified and preliminarily drill-tested from June 2010 to January 2011 (totalling 12,028.55 metres distributed in 35 holes). In July 2011, a Titan-24 DC-IP-MT survey was completed for mapping the resistivity and chargeability of the subsurface to significant depths, assisting geological interpretations and identified target at depth. Chilloroya South drilling in 2012 yielded interesting results with the presence of some gold mineralization. Geological modeling for future exploration considerations is ongoing. The geophysical anomaly immediately west of the Constancia pit was not fully tested. Two drill holes failed to pierce a significant fault structure to properly test the geophysical anomaly. Near the fault some porphyry mineralization was encountered and further review is required. The opportunity remains to pierce through the faulted structure utilising a larger and more powerful drill.

As of December 31, 2012, a total of 212,362 metres (845 holes) had been drilled at the Constancia project (this includes 7,484.15 metres drilled by Rio Tinto prior to 2005), in six drilling programs (infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration). Drilling has been comprised of both diamond drilling (core recovery) and reverse circulation (chip recovery), with diamond drilling representing 90% of the total metreage.

Mineralization

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

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1.              Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

2.              Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

3.              Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

4.              Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

5.              Oxide copper mineralization (volumetrically small).

Molybdenite, plus gold and silver, occur within all the above deposit types.

Two areas of porphyry-style mineralisation are known within the project area, Constancia and San José. At Constancia, mineralisation is deeper than that observed at San José which occurs at surface. The mineralized zone extends about 1,200 metres in the north-south direction and 800 metres in the east-west direction.

The Pampacancha deposit is located approximately 3 kilometres southeast of the Constancia porphyry. The stratigraphy unit in the area is the massive, gray micritic limestone of Upper Cretaceous Ferrobamba Formation; this unit in contact with the dioritic porphyry generate a magnetite skarn, hosts economic mineralization of Cu-Au-Mo.

The intrusive rocks are Oligocene age unmineralized basement diorite. Diorite porphyry is recognized as the source for skarn mineralisation, which in turn is cut by mineralized monzonite intrusions which provide minor local increases in Cu-Au mineralisation. Skarn Cu-Au mineralisation is best developed at the upper and lower margins of the limestone body. Prograde magnetite-chalcopyrite-pyrite skarn grades are marginally well mineralized garnet and pyroxene skarn which are locally overprinted by epidote-bearing retrograde skarn.

Epithermal mineralisation of the low sulphidation quartz-sulphide Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings.

Sampling and Analysis and Security of Samples

The sample preparation, analysis, security procedures and data verification processes used in the exploration campaigns on the Constancia project prior to our acquisition were reviewed through the documentation available in previously filed technical reports and we have been determined that the sampling methodology, analyses, security measures and data verification processes were adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by us.

Constancia

At Constancia, a total of 1,247 bulk density measurements were taken by ALS Chemex from 145 drill holes using the paraffin wax coat method. Samples for density measurement in each major rock unit were extracted at approximately 50 metre intervals. Sample preparation and assaying used for the resource estimate in Norsemont’s 2009 Definitive Feasibility Study was done by ALS Chemex. In July 2008, the primary lab was changed to SGS del Peru (“SGS”) in Lima. Samples were prepared and analyzed using standard procedures, including Fire Assay (for gold) and Inductively Coupled Plasma — Atomic Emission Spectroscopy and Atomic Absorption Spectrophotometry (for other elements). All samples with copper values above 0.2% were analyzed by a Sequential Copper Method (although sequential copper data was not available for Rio Tinto’s exploration campaign).

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All lithological, alteration, geotechnical and mineralization data was logged on paper logs that were later entered in spreadsheets from where they were imported into the database. It was noted that the data entry spreadsheets had a number of built-in logical checks to improve the validity of the database. As was mentioned in Norsemont’s 2009 Definitive Feasibility Study, the geological and sample data was verified by a senior geologist before importing into a database.

Assay data was delivered in digital form by the main laboratory. Checks for inconsistent values were made by the senior geologist before data was uploaded.

We checked collar positions visually on plans for correctness in the data entry. Down-hole surveys were checked by examining coarse changes in the variables. Check runs were at regular intervals to check consistency of the drilling data.

Discrepancies were not identified between the log data and assay certificates and the drill hole database of text files used for the mineral resource estimate.

The quality control protocol during Norsemont’s Constancia exploration campaigns from 2006 to 2010 included the insertion of the following control samples in the sample batches:

•                  Twin samples (Core) or field duplicates (RC): one in 20 samples.

•                  Certified Reference Materials (CRMs): one in 20 samples; four CRMs are inserted in alternate order.

•                  Blanks: one in 20 samples.

The twin samples, field duplicates, coarse blanks and CRMs were inserted on the drill site prior to submission to the laboratory and Acme acted as secondary laboratory for the 2006 and part of the 2007 campaigns to check samples.

Pampacancha

A total of 56 bulk density measurements were taken from actual core at the Pampacancha deposit. The density measurements were conducted by ALS Chemex and are representative of the different rock and mineralization domains recognized to date.

All samples were sent to SGS for preparation and assaying. The SGS laboratory conforms to ISO/IEC 17025 and ISO 9002 standards and all samples were analyzed through Inductively Coupled Plasma — Atomic Emission Spectrometry  after multi-acid digestion and gold was determined by fire assay with Atomic Absorption Spectroscopy.

During the drilling, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Standard references were prepared with material obtained from the Pampacancha deposit by us and were analyzed and certified by Acme labs. As part of the Pampacancha drilling, duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample.

We submitted a total of 15,932 samples from 110 drill holes to SGS’s laboratory for analysis. In addition to these samples, 471 blanks, 336 reference standards and 486 duplicates were submitted.

•                  Blanks: During the drilling, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples.

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•                  Reference Standards: The reference standards certified by Acme labs were assayed by SGS. Of the 336 copper standards submitted for assaying, 124 of the assays fell outside the lower standard deviation indicating possible sub-estimation of copper content.

•                  Duplicates: The geologist routinely inserted duplicate core samples to check the homogeneity of the mineralization and sampling precision; duplicates were inserted approximately every 30 samples.

An internal validation of the drill hole database against the original drill logs and assay certificate information was carried out by us. The validation included 100% of the assay values from the Pampacancha drilling. No significant discrepancies existed within the database and it is believed to be accurate and suitable for mineral resource estimation.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Constancia

The Constancia mineral resource estimate was completed by AMEC, effective August 23, 2011, and was subsequently reviewed and approved by us (under the supervision of Cashel Meagher, P. Geo., our Vice President, South America Business Unit and a qualified person under NI 43-101). The mineral resource estimate updated a previous estimate done by GRD Minproc as part of Norsemont’s 2009 Definitive Feasibility Study, used updated modelling methods and parameters and was completed using MineSight software in PSAD56 UTM 19S coordinates.

Resource estimation for Constancia was based on integrated geological and assay interpretations of information recorded from diamond core logging and assaying and is comprised of following key steps: Exploratory Data Analysis, Modelling (Composites, variography and Interpolation) and Validations. A total of 161,110 metres (554 holes) had been drilled at the time of the resource estimate.

The Constancia geological model is comprised of six lithology domains and five mineralization type zones. The mineralization type zones are: leached, oxide, supergene, mixed and hypogene material. The mineralization type model is based on logged codes, which have been checked against the sequential leach copper assay values.

Statistical analyses were performed by lithology type and mineralization type zone and were used to develop estimation domains.

In terms of resources categorization, the drill hole spacing analysis results indicate that a drilling spacing of 50 metres by 50 metres could be used to classify material as measured resources and drilling spacing of 80 metres by 80 metres could be used to classify material as Indicated resources.

After detailed review, we determined that AMEC’s mineral resource estimate for the Constancia deposit was accurate and that the resource model would be used in future engineering studies.

Pampacancha

The Pampacancha mineral resource estimate was developed by our Geology Team under the direction of Robert Carter, P. Eng. Director, Technical Services. The estimate was completed using GEMS® software in PSAD56 UTM 19S coordinates and has been approved by Cashel Meagher, P. Geo., Vice President, South America Business Unit, a qualified person under NI 43-101.

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The Pampacancha deposit was first drilled by Norsemont in 2008 and continued to be drilled by us after we acquired Norsemont in 2011. A total of 110 holes (30,863 metres) were used in the resource calculation with 14 of those being derived from reverse circulation drilling and the remaining 96 from HQ diameter diamond drilling. All holes were drilled from surface by Geotec. Core recovery was near 100% for all holes.

The drilling results were used to enable the preparation of a 3D geological interpretation and estimation of mineral resources. The database for the drill hole data utilised was maintained in Access spreadsheets and was validated by us in order to identify possible errors and compatibility to the assay certificates. We determined that the skarn mineralisation hosts the majority of the copper and the resource estimation was completed only for the skarn.

The mineral resource was estimated by ordinary kriging interpolation. In contrast to the Constancia resource estimate, in the Pampacancha resource estimate, a pit optimization shell was not considered and the main parameter for resource categorization was a copper cut-off of 0.2%.

Mineral Reserves

The mineral reserve estimates for the Constancia project are based on block models, as described in the Constancia Technical Report. Mining, processing, and economics parameters have been used to develop the mineral reserve estimate for the project. The mineral reserves’ economics are also described in detail in the Constancia Technical Report.

The mineral reserves estimates for the Constancia and Pampacancha deposits were prepared by Audra Walsh (President, CEO at A2Z Mining Inc); and approved by us (under the supervision of Cashel Meagher, P. Geo., our Vice President South America Business Unit and a qualified person under NI 43-101).

The Block Models used for the mineral reserve estimates have, as a base, the original mineral resource estimate described above; they take the original resource model for Constancia and re-block its Selective Mining Unit (SMU) from 10x10x15 metres to 20x20x15 metres and re-block the Pampacancha resource model SMU from 10x10x5 metres to 20x20x10 metres.

The regularized models which were created to simulate the actual mining practice by regularizing the SMU block sizes were considered a diluted model (the resulting dilution applied is approximately 2% in the Constancia deposit and 7.5% in the Pampacancha deposit) and no internal nor external dilution was added to the block models during the Mineral Reserve Estimation.

The Qualified Person, Cashel Meagher, concluded that smoothing within the block model provided sufficient dilution and accounted for potential mine losses.

Mine design and reserve estimation for the Constancia and Pampacancha pits used the Net Smelter Return (NSR) block models, which consist of the NSR values calculation for each block in the block models, taking into account the Cu, Mo, Ag, and Au grades, mill recoveries, contained metal in concentrate, deductions and payable metal values, metal prices, freight costs, smelting and refining charges and royalty charges. All of these parameters were applied to the block model (re-blocked resource models) to form the basis of the reserve estimate.

Proven and probable reserves have continued to grow at Constancia and Pampacancha to 450 million tonnes at a copper equivalent grade of 0.49%. The mine plan is such that the process plant is expected to operate to the capacity of the grinding circuit throughout the life of the mine. The plant is

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expected to process 29 Mt /a (84,500 t/d at 94% availability) of ore. Concentrate production rates average 328,000 t/a over the life of the mine.

The economics of the mineral reserves were confirmed by the financial model described in the Constancia Technical Report. The financial model confirmed a 14.5% internal rate of return, based on the following metals prices: a copper price of US$2.75/lb, gold price of US$1,150/oz, silver price of US$23.00 /oz and molybdenum price of US$14.00/lb. Metallurgical recoveries were determined and used for each of the metallurgical domains determined for the deposit.

Reconciliation of Reserves and Resources

A year over year reconciliation of our reserves and resources at the Constancia project is set out below.

Constancia
Mineral Reserve Reconciliation (Proven & Probable)	tonnes
A 2011 Mineral Reserve	372,000,000

B 2011 Production (from Reserves)	—

C (A - B)	372,000,000

D Geology[1] Gain/(Loss)	3,000,000

E Mine Planning[2] Gain/(Loss)	5,000,000

F Economics[3] Gain/(Loss)	23,189,000

G (D + E + F)	31,189,000

H 2012 Mineral Reserve (C + G)	403,189,000

Constancia
Mineral Resource Reconciliation	tonnes
I 2011 Mineral Resource (Inferred)	20,963,000

J Geology[1] Gain/(Loss)	402,000,000

K Economics[3] Gain/(Loss)	280,000,000

L (J + K)	682,000,000

M Measured & Indicated Mineral Resource Gain/(Loss)	463,000,000

N Inferred Mineral Resource Gain/(Loss)	198,037,000

O 2012 Measured & Indicated Mineral Resource	463,000,000

P 2012 Inferred Mineral Resource	219,000,000

1Geology - diamond drilling, interpretation, estimation (interpolation parameters)

2Mine Planning - dilution, recovery, resultant change in non-recoverable

3Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

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Pampacancha
Mineral Reserve Reconciliation (Proven & Probable)	tonnes
A 2011 Mineral Reserve	—
B 2011 Production (from Reserves)	—
C (A - B)	—
D Geology[1] Gain/(Loss)	—
E Mine Planning[2] Gain/(Loss)	46,720,000
F Economics[3] Gain/(Loss)	—
G (D + E + F)	46,720,000
H 2012 Mineral Reserve (C + G)	46,720,000

Pampacancha
Mineral Resource Reconciliation	tonnes
I 2011 Mineral Resource (Measured and Indicated)	51,207,000
J 2012 Mineral Resource (Measured and Indicated)	—
K 2011 Mineral Resource (Inferred)	—
L 2012 Mineral Resource (Inferred)	4,474,000
M (J - I) Measured and Indicated Gain (Loss)	(51,207,000)
N (L-K) Inferred Gain (Loss)	4,474,000

1Geology - diamond drilling, interpretation, estimation (interpolation parameters)

2Mine Planning - dilution, recovery, resultant change in non-recoverable

3Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

Mining Operations

Annual contained copper metal in concentrate is expected to average approximately 118,000 tonnes during the first five full years of production (2015- 2019) and 77,000 tonnes in subsequent years. Operating cash costs, net of by-product credits, are expected to average US$0.66/lb of copper for the first five years of production, and US$1.11/lb thereafter. Project payback on an after-tax basis is expected to occur in late-2018, which is the fourth year of commercial production.

The Constancia project is a traditional open pit shovel/truck operation with two deposits, Constancia and Pampacancha. The project consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum. Silver and a small quantity of payable gold will report to the copper concentrate. The Pampacancha deposit exhibits higher grades of copper and gold and is scheduled to enter into production during 2016.

The Constancia ultimate pit will measure approximately 1.7 kilometres east to west, 1.5 kilometres north to south, and have a maximum depth of approximately 600 metres. The Pampacancha ultimate pit will measure approximately 0.6 kilometres east to west, 1 kilometre north to south, and have a maximum depth of approximately 300 metres. There will be one primary waste rock facility, which is located to the south of the Constancia pit and is intended to be used for both deposits. The processing

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facility will be located approximately 1 kilometre west of the Constancia pit, while the tailings management facility (TMF) will be located approximately 3.5 kilometres southwest of the Constancia pit.

Total project mine life (not including construction) is estimated to be 17 years, including 9 months of pre-stripping and 8 months of ramp up. Feed stockpiled during the pre-stripping period will be processed during the first year of plant production. The priority plant feed will consist of high grade material and medium grade material. The low grade material will be fed as needed and will otherwise be sent to the waste rock facility.

The processing plant is designed to process 76,000 tpd of ore (25.33 Mtpa at 91.3% plant availability) from the Constancia and San José ore bodies. In early 2012, Ausenco reviewed the processing plant and ancillary equipment design, resulting in the potential capacity moving from the originally designed throughput of 76,000 tpd at 91.3% availability to 85,000 tpd at 94% availability. This increased capacity is expected to require very little additional capital.

Annual concentrate production rates are expected to ramp up from 350,000 tpa in Year 1 year to a peak of 450,000 tpa in Year 3. Production then drops to around 300,000 tpa until Year 10, after which it falls to 200,000 tpa and below until mine closure in Year 15.

The primary crusher, belt conveyors, thickeners, tanks, pebble crushers, flotation cells, mills and various other types of equipment will be located outdoors without buildings or enclosures. To facilitate the appropriate level of operation and maintenance, molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage will be housed in clad structural steel buildings.

The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants. The major objective is to make the best possible use of the natural ground contours to minimise pumping requirements by using gravity flows and also to reduce the height of steel structures.

Development

Site activity to date includes the completion of 3,500 beds in the construction camp. The tailings management facility, haul roads and water diversion infrastructure are under construction. We expect to complete the access roads for heavy haulage in the second quarter of 2013, and the tailings management and waste rock facilities in the third quarter of 2013.

In addition, we have executed a contract for the construction of the 70 kilometre power transmission line from the Tintaya substation, we are finalizing negotiations on power purchase agreements and the principal port operator has provided further assurances that the concentrate shipments will be accommodated, and we are considering the short term and long term solutions to best serve the project’s needs.

In accordance with the agreements we have entered into with local communities, relocation of affected families is underway and the construction of new housing is in progress. We have delivered new homes to 13 families, and the remaining 23 families are scheduled to be relocated in 2013.

Structural steel delivery is scheduled to commence in May 2013 and the major steel erection for the plant site is expected to commence in June 2013. We have secured major long lead items including flotation cells, pumps, regrind mills, SAG mills and crushers. The primary crusher mechanical installation is anticipated in the fourth quarter of 2013. We have also secured the mine fleet with 18 haul trucks scheduled for delivery between June 2013 and August 2014. Tire procurement is underway with a number of tires purchased and contracts arranged to meet fleet requirements. We expect the arrival of

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the three hydraulic shovels in August 2013, September 2013 and January 2014, respectively, and to begin pre-stripping activities late in 2013.

Civil earth works for the process plant area are 70% complete and remain on schedule. The principal foundations for the ball and SAG mills are poured and complete and forms are being erected for the reclaim tunnels and crusher foundation.

Notwithstanding the expressed intention of the current national government in Peru to support mining, other mining projects—like the Conga project in northern Peru and projects in the Cusco region in southern Peru—have been the target of initiatives that have delayed and disrupted project development and operations. We are unable to predict positions or actions that may be taken by the national government or at the regional, community or local levels that may affect the development of Constancia.

Exploration

Exploration is ongoing at the Constancia project with three diamond drills. One drill is focused on Pampacancha infill drilling, while the two others are concentrated on Pampacancha West. The objective of this drilling campaign is to expand the current resource outside the known reserve pit shell. Expansion of the known reserves at Pampacancha will provide us with an opportunity to further optimize the mine plan with enhanced grades in the early years of production. The infill drilling is also expected to provide information for mine optimization opportunities.

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SCHEDULE C
AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

•                  the quality and integrity of the financial statements of the Company,

•                  the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                  the qualification, independence and performance of the Company’s independent auditor,

•                  the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company’s business (the “Risks”), and

•                  The performance of the Company’s Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•                  planning or conducting audits,

•                  certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

•                  financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

•                  any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The fundamental responsibility for the Company’s financial statements and disclosure rests with senior management.

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company’s Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed.  The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.  Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors.  Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company’s Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements.  No member of the Audit Committee shall:

•                  accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries1  (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”2 of the Company or any of its subsidiaries, or

•                  concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit committee shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act.

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•                  Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•                  Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

1  A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

2  An “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

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•                  Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

•                  Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•                  Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•                  Provide notice to the independent auditor of every meeting of the Audit Committee.

•                  Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

•                  Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

•                  Review expense reports of the Chairman and the Chief Executive Officer.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•                  Meet with senior management and/or the independent auditor to review and discuss,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying  disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

•                                          financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” non-GAAP information,

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•                                          the effect of new regulatory and accounting pronouncements,

•                                          the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

•                                          the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•                  Review disclosure of financial information extracted or derived from the Company’s financial statements.

•                  Review with the independent auditor,

•                                          the quality, as well as the acceptability of the accounting principles that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

•                  Recommend to the Board of Directors for approval a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•                  Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Corporation’s weaknesses, threats to the Corporation’s business and the assumptions underlying the Corporation’s strategic plan (“Principal Risks”).

•                  Approve a formalized, disciplined and integrated enterprise risk management process (the “ERM Process”) that is developed by senior management and, as appropriate, the Environmental Health and Safety Committee, to monitor, manage and report Principal Risks.

•                  Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Corporation shall be managed.

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•                  At least semi-annually, obtain from senior management and, as appropriate, the Environmental Health and Safety Committee, a report specifying the management of the Principal Risks of the Corporation including compliance with the ERM Policy and other policies of the Corporation for the management of Principal Risks.

•                  Review with senior management the Company’s tolerance for financial Risk and senior management’s assessment of the significant financial Risks facing the Company.

•                  Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management’s Discussion and Analysis and in the financial statements.

•                  Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

•                  Review the adequacy of insurance coverages maintained by the Company.

•                  Acting jointly with the Compensation Committee, discharge the Board’s oversight function in respect of the administration of the pension and other retirement plans of the Company and its affiliates.

Compliance

The Audit Committee shall:

•                  Obtain reports from senior management that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

•                  Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                  Review senior management’s written representations to the independent auditor.

•                  Advise the Board of Directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                  Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                  Establish procedures for,

•                                          the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

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Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated by the Board of Directors to a different committee without revisions to this Charter.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

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